UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 25, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2023 Report of UBS Group AG, which appears immediately following this page.

UBS Group

  First quarter  2023  report

1.	UBS Group
4	Acquisition of Credit Suisse
6	Recent developments
7	Group performance

2.	UBS business divisions and Group Functions
13	Global Wealth Management
15	Personal & Corporate Banking
17	Asset Management
18	Investment Bank
20	Group Functions

3.	Risk, capital, liquidity and funding, and balance sheet
22	Risk management and control
26	Capital management
36	Liquidity and funding management
37	Balance sheet and off-balance sheet
39	Share information and earnings per share

4.	Consolidated financial statements
42	UBS Group AG interim consolidated financial statements (unaudited)
70	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
72	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

74	Alternative performance measures
77	Abbreviations frequently used in our financial reports
79	Information sources
80	Cautionary statement

Corporate calendar UBS Group AG

Publication of the second quarter 2023 report:                      Tuesday, 25 July 2023*

Publication of the third quarter 2023 report:                         Tuesday, 24 October 2023

Publication of the fourth quarter 2023 report:                       Tuesday, 30 January 2024

* Publication date may change depending on the timing of the closing of the anticipated acquisition of Credit Suisse

Corporate calendar UBS AG

Publication of the first quarter 2023 report:                           Thursday, 27 April 2023

Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at ubs.com/investors.

Contacts

General enquiries

ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888

Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team manages relationships with institutional investors, research analysts and credit rating agencies.

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team manages relationships with global media and journalists.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary handles
inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders and the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/contact

Shareholder website:
computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2023. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Our key figures

	As of or for the quarter ended
USD m, except where indicated	31.3.23	31.12.22	31.3.22
Group results
Total revenues	8,744	8,029	9,382
Credit loss expense / (release)	38	7	18
Operating expenses	7,210	6,085	6,634
Operating profit / (loss) before tax	1,495	1,937	2,729
Net profit / (loss) attributable to shareholders	1,029	1,653	2,136
Diluted earnings per share (USD)[1]	0.32	0.50	0.61
Profitability and growth[2]
Return on equity (%)	7.2	11.7	14.3
Return on tangible equity (%)	8.1	13.2	16.0
Return on common equity tier 1 capital (%)	9.1	14.7	19.0
Return on leverage ratio denominator, gross (%)	3.4	3.2	3.5
Cost / income ratio (%)	82.5	75.8	70.7
Effective tax rate (%)	30.7	14.5	21.4
Net profit growth (%)	(51.8)	22.6	17.1
Resources[2]
Total assets	1,053,134	1,104,364	1,139,922
Equity attributable to shareholders	56,754	56,876	58,855
Common equity tier 1 capital[3]	44,590	45,457	44,593
Risk-weighted assets[3]	321,660	319,585	312,037
Common equity tier 1 capital ratio (%)[3]	13.9	14.2	14.3
Going concern capital ratio (%)[3]	17.9	18.2	19.2
Total loss-absorbing capacity ratio (%)[3]	34.3	33.0	34.2
Leverage ratio denominator[3]	1,014,446	1,028,461	1,072,953
Common equity tier 1 leverage ratio (%)[3]	4.40	4.42	4.16
Liquidity coverage ratio (%)[4]	161.9	163.7	159.6
Net stable funding ratio (%)	117.7	119.8	121.7
Other
Invested assets (USD bn)[5]	4,160	3,957	4,380
Personnel (full-time equivalents)	73,814	72,597	71,697
Market capitalization[1]	64,322	57,848	65,775
Total book value per share (USD)[1]	18.59	18.30	17.57
Tangible book value per share (USD)[1]	16.54	16.28	15.67

1 Refer to the “Share information and earnings per share” section of this report for more information.    2 Refer to the “Targets, aspirations and capital guidance” section of our Annual Report 2022 for more information about our performance targets.    3 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 The disclosed ratios represent quarterly averages for the quarters presented and are calculated based on an average of 64 data points in the first quarter of 2023, 63 data points in the fourth quarter of 2022 and 64 data points in the first quarter of 2022. Refer to the “Liquidity and funding management” section of this report for more information.    5 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 31 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2022 for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

First quarter 2023 report                                                                                                                                                                                               2

UBS Group

Management report

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries
“1m”	One million, i.e., 1,000,000
“1bn”	One billion, i.e., 1,000,000,000
“1trn”	One trillion, i.e., 1,000,000,000,000

In this report, unless the context requires otherwise, references to any gender shall apply to all genders.

First quarter 2023 report | UBS Group | Acquisition of Credit Suisse                                                                                                                                   3

Acquisition of Credit Suisse

Following discussions jointly initiated by the Swiss Federal Department of Finance (the FDF), the Swiss Financial Market Supervisory Authority (FINMA) and the Swiss National Bank (the SNB), UBS Group AG and Credit Suisse Group AG entered into a merger agreement on 19 March 2023 that provides for the acquisition of Credit Suisse Group AG by UBS Group AG. On the terms and subject to the conditions set forth in the merger agreement and in accordance with applicable provisions of Swiss law, including the emergency ordinance issued by the Swiss Federal Council on 19 March 2023 (the Emergency Ordinance), Credit Suisse Group AG will merge with UBS Group AG, with UBS Group AG being the absorbing company, which will continue to operate, and Credit Suisse Group AG being the absorbed legal entity, which will cease to exist, (the Transaction). Subsidiaries of Credit Suisse Group AG will become subsidiaries of UBS Group AG. Upon completion of the Transaction, each ordinary Credit Suisse Group AG share with a nominal value of CHF 0.04 issued and outstanding immediately prior to completion, including Credit Suisse Group AG shares represented by Credit Suisse Group AG American depositary shares (ADS) subject to the payment of certain fees to the Credit Suisse Group AG depositary, will be converted into the right to receive the merger consideration consisting of 1/22.48 UBS Group AG ordinary shares with a nominal value of CHF 0.10 per share. The purchase price is approximately USD 3.7bn on the basis of the UBS share price as of 31 March 2023.

Completion of the Transaction is subject to conditions, including approvals or non-objection by regulatory authorities and relevant competition authorities. UBS has obtained regulatory approvals from FINMA, the UK Prudential Regulatory Authority, the US Federal Reserve Board, and competition law approvals or non-objection from various authorities. Swiss competition approval was granted under the Emergency Ordinance, and the waiting period under the US Hart–Scott–Rodino Antitrust Improvements Act expired on 24 April 2023. UBS is seeking other required approvals on an expedited basis and currently expects to complete the Transaction in the second quarter of 2023. The Emergency Ordinance provides for a loss-sharing agreement under which the Swiss Confederation would bear up to CHF 9bn of losses on certain non-core assets (as designated by UBS) after the first CHF 5bn of losses, which will be borne by UBS. Further loss sharing between UBS and the Swiss Confederation, if necessary, will be subject to ongoing assessment. FINMA also ordered a write-off of CHF 15.8bn principal amount of Credit Suisse Group AG’s additional tier 1 (AT1) instruments.

In connection with the Transaction, the SNB confirmed access to its existing liquidity facilities for UBS and Credit Suisse. Under the Emergency Ordinance, UBS and Credit Suisse also have access to additional SNB liquidity up to CHF 100bn on a combined basis, with the loans under the facility having preferential rights in bankruptcy proceedings. Credit Suisse may also borrow up to an additional CHF 100bn from the SNB backed by a Swiss federal guarantee (public liquidity backstop), with the loans also having preferential rights in bankruptcy proceedings. The Emergency Ordinance will expire within six months of its issuance date, and the relevant measures thereunder will need to be codified into law by the Swiss Parliament.

After the closing of the Transaction, we expect to continue to be capitalized well above our common equity tier 1 capital ratio guidance of 13% and our regulatory minimum capital requirements.

UBS Group AG will continue to prepare its financial statements under International Financial Reporting Standards (IFRS), with the US dollar as its reporting currency. Under IFRS we will record the assets acquired and liabilities assumed, including contingent liabilities, at fair value as of the closing date of the merger. We will record the excess of the net fair value of assets and liabilities acquired over the purchase consideration as negative goodwill, which is recognized as a gain in the income statement, and the amount of which is expected to be material.

First quarter 2023 report | UBS Group | Acquisition of Credit Suisse                                                                                                                                   4

We remain committed to a progressive cash dividend; however, we have suspended share repurchases.

We expect the combination with Credit Suisse to strengthen our position as a leading and truly global wealth manager, with around USD 5trn in invested assets. We also expect to reinforce our position as a leading universal bank in Switzerland and to enhance our complementary investment banking and asset management capabilities, while adding strategic scale in the most attractive growth markets.

We intend to actively reduce the risk and resource consumption of Credit Suisse’s investment banking business. We plan for the Investment Bank (excluding assets and liabilities that we define as non-core) to account for around 25% of Group risk-weighted assets and to remain focused and strategically aligned to the products and capabilities that are most relevant to our wealth management clients.

While acknowledging the magnitude of the integration and restructuring of Credit Suisse, we believe that this combination presents a unique opportunity to bring significant, long-term value to all of our stakeholders.

First quarter 2023 report | UBS Group | Acquisition of Credit Suisse                                                                                                                                   5

Recent developments

Regulatory and legal developments

Sanctions related to the Russia–Ukraine war

In the first quarter of 2023, the Swiss Federal Council implemented the remaining measures of the 9th and 10th sanctions packages imposed by the EU against Russia in December 2022 and February 2023, respectively. The measures include additional export restrictions and more detailed reporting obligations with regard to frozen assets. UBS’s sanctions programs are designed to comply with sanctions across multiple jurisdictions, including those imposed by the United Nations, Switzerland, the EU, the UK and the US.

Other developments

Change of Group Chief Executive Officer

As announced on 29 March 2023, Sergio P. Ermotti has been appointed by the Board of Directors as Group Chief Executive Officer and President of the Group Executive Board, effective 5 April 2023, after the Annual General Meeting (the AGM). Sergio P. Ermotti succeeded Ralph A.J.G. Hamers, who will remain at UBS and will work alongside Sergio P. Ermotti as an advisor during a transition period to ensure a smooth handover.

Previously announced change of Group Chief Risk Officer

Due to the planned acquisition of Credit Suisse, Christian Bluhm has agreed to remain in his role as Group Chief Risk Officer and member of the Group Executive Board. Damian Vogel has been appointed to lead risk control related integration activities.

Capital returns

At the AGM on 5 April 2023, the shareholders approved a dividend of USD 0.55 per share. The dividend was paid on 14 April 2023 to shareholders of record on 13 April 2023.

Shares acquired under our 2022 share repurchase program totaled 299m as of 31 March 2023 for a total acquisition cost of USD 5,245m (CHF 5,010m). A new two-year share repurchase program of up to USD 6bn was approved by shareholders at the AGM. However, we have temporarily suspended repurchases under the share repurchase programs due to the anticipated acquisition of Credit Suisse.

›    Refer to the “Share information and earnings per share” section of this report for more information

Share capital – nominal currency change

In the second quarter of 2023, the share capital currency of UBS Group AG will be changed from the Swiss franc to the US dollar, as approved by the shareholders at the AGM on 5 April 2023. Total equity reported for UBS Group AG consolidated and standalone will not be affected by this change.

›    Refer to the “Share information and earnings per share” section of this report for more information

First quarter 2023 report | UBS Group | Recent developments                                                                                                                                            6

Group performance

Income statement
	For the quarter ended			% change from
USD m	31.3.23	31.12.22	31.3.22	4Q22	1Q22
Net interest income	1,388	1,589	1,771	(13)	(22)
Other net income from financial instruments measured at fair value through profit or loss	2,681	1,876	2,226	43	20
Net fee and commission income	4,606	4,359	5,353	6	(14)
Other income	69	206	32	(66)	119
Total revenues	8,744	8,029	9,382	9	(7)

Credit loss expense / (release)	38	7	18	430	108

Personnel expenses	4,620	4,122	4,920	12	(6)
General and administrative expenses	2,065	1,420	1,208	45	71
Depreciation, amortization and impairment of non-financial assets	525	543	506	(3)	4
Operating expenses	7,210	6,085	6,634	18	9
Operating profit / (loss) before tax	1,495	1,937	2,729	(23)	(45)
Tax expense / (benefit)	459	280	585	64	(22)
Net profit / (loss)	1,037	1,657	2,144	(37)	(52)
Net profit / (loss) attributable to non-controlling interests	8	4	8	116	1
Net profit / (loss) attributable to shareholders	1,029	1,653	2,136	(38)	(52)

Comprehensive income
Total comprehensive income	1,833	2,208	(72)	(17)
Total comprehensive income attributable to non-controlling interests	13	17	26	(24)	(50)
Total comprehensive income attributable to shareholders	1,820	2,190	(98)	(17)

Results: 1Q23 vs 1Q22

Operating profit before tax decreased by USD 1,234m, or 45%, to USD 1,495m, reflecting a decrease in total revenues and higher operating expenses. Total revenues decreased by USD 638m, or 7%, to USD 8,744m, which included negative foreign currency effects. Net fee and commission income decreased by USD 747m, mainly due to negative market performance and lower levels of client activity. This decrease was partly offset by a USD 72m increase in net interest income and other net income from financial instruments measured at fair value through profit or loss and a USD 37m increase in other income. Operating expenses increased by USD 576m, or 9%, to USD 7,210m, including an offsetting impact from positive foreign currency effects. The increase was largely due to USD 857m higher general and administrative expenses, mainly driven by an increase in provisions in Non-core and Legacy Portfolio in Group Functions related to the US residential mortgage-backed securities (RMBS) litigation matter. Personnel expenses decreased by USD 300m, mainly reflecting lower variable compensation, partly offset by an increase in salary costs.

Total revenues: 1Q23 vs 1Q22

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 72m to USD 4,069m.

Global Wealth Management increased by USD 361m to USD 1,803m, largely attributable to higher interest income, mainly due to an increase in deposit revenues, reflecting the benefits from higher interest rates, partly offset by shifts to lower-margin deposit products. Clients also continued to reallocate deposits into money market funds and US-government securities, leading to lower average deposit volumes. Loan revenues decreased, driven by lower average loan volumes and margins.

Personal & Corporate Banking increased by USD 169m to USD 834m, largely attributable to higher interest income, mainly driven by higher deposit margins due to rising interest rates, and higher loan revenues, partly offset by lower deposit fees. The first quarter of 2022 included a benefit from the Swiss National Bank deposit exemption.

First quarter 2023 report | UBS Group | Group performance                                                                                                                                            7

The Investment Bank decreased by USD 344m to USD 1,660m, mainly due to a USD 419m decrease in Derivatives & Solutions revenues, driven by Equity Derivatives and Foreign Exchange due to lower levels of client activity and volatility, partly offset by an increase in Credit revenues. This decrease was partly offset by a USD 98m increase in Financing, largely driven by higher revenues in Prime Brokerage, a recovery, and higher revenues in Clearing and Equities Financing.

Group Functions was negative USD 223m compared with negative USD 112m, mainly reflecting the net effects of accounting asymmetries, including hedge accounting ineffectiveness, within Group Treasury, higher funding costs within Group Services related to deferred tax assets and higher gains in the prior-year quarter on auction rate securities in Non-core and Legacy Portfolio.

›    Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the quarter ended			% change from
USD m	31.3.23	31.12.22	31.3.22	4Q22	1Q22
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	962	1,226	1,363	(21)	(29)
Net interest income from financial instruments measured at fair value through profit or loss and other	425	363	408	17	4
Other net income from financial instruments measured at fair value through profit or loss	2,681	1,876	2,226	43	20
Total	4,069	3,464	3,997	17	2
Global Wealth Management	1,803	1,731	1,442	4	25
of which: net interest income	1,491	1,499	1,141	(1)	31
of which: transaction-based income from foreign exchange and other intermediary activity [1]	312	232	301	34	4
Personal & Corporate Banking	834	751	665	11	25
of which: net interest income	705	633	535	11	32
of which: transaction-based income from foreign exchange and other intermediary activity [1]	129	118	130	9	(1)
Asset Management	(6)	(9)	(2)	(38)	274
Investment Bank [2]	1,660	1,036	2,004	60	(17)
Global Banking	73	31	115	132	(37)
Global Markets	1,588	1,004	1,888	58	(16)
Group Functions	(223)	(44)	(112)	412	99

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which is included in the income statement line Other net income from financial instruments measured at fair value through profit or loss. The amounts reported on this line are one component of Transaction-based income in the management discussion and analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.    2 Investment Bank information is provided at the business-line level rather than by financial statement reporting line, in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.

Net fee and commission income

Net fee and commission income decreased by USD 747m to USD 4,606m.

Fees for portfolio management and related services and investment fund fees decreased by USD 253m and USD 210m, respectively, driven by Global Wealth Management and Asset Management. These decreases mainly reflect negative market performance.

Net brokerage fees decreased by USD 189m to USD 831m, driven by the Investment Bank, mainly in relation to cash equities, and by Global Wealth Management, largely reflecting lower levels of client activity across all regions.

M&A and corporate finance fees decreased by USD 59m to USD 178m, reflecting lower revenues from merger and acquisition transactions in our Global Banking business within the Investment Bank.

Underwriting fees decreased by USD 45m to USD 127m, driven by lower debt and equity underwriting revenues from public offerings in the Investment Bank.

›    Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was USD 69m, compared with USD 32m in the prior-year quarter. The increase was largely driven by gains recognized on repurchases of UBS’s own debt instruments, as well as a higher share of net profits from associates and joint ventures, mainly attributable to UBS recognizing a USD 23m valuation loss in the prior-year quarter in Personal & Corporate Banking and Global Wealth Management on its equity ownership of SIX group.

First quarter 2023 report | UBS Group | Group performance                                                                                                                                            8

Credit loss expense / release: 1Q23 vs 1Q22

Total net credit loss expenses were USD 38m, compared with net credit loss expenses of USD 18m in the prior-year quarter, reflecting USD 26m net credit loss expenses related to stage 1 and 2 positions and USD 12m net credit loss expenses related to stage 3 positions.

›    Refer to “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information

Credit loss expense / (release)
USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.3.23
Stages 1 and 2	15	15	0	(5)	0	26
Stage 3	0	0	0	12	0	12
Total credit loss expense / (release)	15	16	0	7	0	38

For the quarter ended 31.12.22
Stages 1 and 2	3	(6)	0	1	1	(2)
Stage 3	0	3	0	7	0	9
Total credit loss expense / (release)	3	(4)	0	8	0	7

For the quarter ended 31.3.22
Stages 1 and 2	(5)	13	0	3	0	11
Stage 3	(2)	10	0	0	0	7
Total credit loss expense / (release)	(7)	23	0	4	0	18

Operating expenses: 1Q23 vs 1Q22

Operating expenses
	For the quarter ended			% change from
USD m	31.3.23	31.12.22	31.3.22	4Q22	1Q22
Personnel expenses	4,620	4,122	4,920	12	(6)
of which: salaries and variable compensation	3,885	3,478	4,169	12	(7)
of which: variable compensation – financial advisors [1]	1,111	1,073	1,220	4	(9)
General and administrative expenses	2,065	1,420	1,208	45	71
of which: net expenses for litigation, regulatory and similar matters	721	50	57
of which: other general and administrative expenses	1,345	1,370	1,151	(2)	17
Depreciation, amortization and impairment of non-financial assets	525	543	506	(3)	4
Total operating expenses	7,210	6,085	6,634	18	9

1 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Personnel expenses

Personnel expenses decreased by USD 300m to USD 4,620m, mainly driven by lower variable compensation, including lower financial advisor compensation following a decrease in compensable revenues. This was partly offset by higher salary costs following annual salary adjustments and an increase in the number of employees, partly offset by foreign currency translation effects.

›    Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses increased by USD 857m to USD 2,065m, largely driven by a USD 665m increase in provisions in Non-core and Legacy Portfolio in Group Functions related to the US RMBS litigation matter. In addition, there were higher expenses for consulting and legal fees, including USD 70m of costs associated with the anticipated acquisition of Credit Suisse, mainly related to advisory fees. There were also increases in travel and entertainment, technology and outsourcing costs.

First quarter 2023 report | UBS Group | Group performance                                                                                                                                            9

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

›    Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

›    Refer to “Note 13 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters

›    Refer to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2022 for more information about litigation, regulatory and similar matters

Tax: 1Q23 vs 1Q22

We recognized income tax expenses of USD 459m for the first quarter of 2023, representing an effective tax rate of 30.7%, compared with USD 585m and an effective tax rate of 21.4% for the first quarter of 2022. Current tax expenses were USD 487m, compared with USD 364m. Current tax expenses included USD 365m in respect of the taxable profits of UBS Switzerland AG and other entities and USD 122m in respect of the US Corporate Alternative Minimum Tax (CAMT) that was introduced effective 1 January 2023. There was a net deferred tax benefit of USD 28m, compared with a deferred tax expense of USD 221m. This includes a benefit of USD 122m that resulted from the recognition of deferred tax assets (DTAs) for tax credits carried forward in relation to CAMT and a benefit of USD 60m in respect of an increase in the expected value of future tax deductions for deferred compensation awards, due to an increase in the Group’s share price during the quarter. These benefits were partly offset by expenses of USD 154m that primarily relate to the amortization of DTAs previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc. The pre-tax expense that was recognized in respect of the increase in provisions related to the US RMBS litigation matter did not result in any tax benefit.

Excluding any potential effects from the remeasurement of DTAs in connection with the business planning process or that result from any material jurisdictional statutory tax rate changes that could be enacted, we expect a tax rate for the remaining nine months of 2023 for the current UBS consolidation group of around 23% (excluding the effects of the anticipated acquisition of Credit Suisse).

Total comprehensive income attributable to shareholders

In the first quarter of 2023, total comprehensive income attributable to shareholders was USD 1,820m, reflecting net profit of USD 1,029m and other comprehensive income (OCI), net of tax, of USD 791m.

OCI related to cash flow hedges was USD 606m, mainly reflecting net unrealized gains on US-dollar hedging derivatives, resulting from decreases in the relevant US-dollar long-term interest rates, and net losses on hedging instruments that were reclassified from OCI to the income statement as the hedged forecast cash flows affected profit or loss.

Foreign currency translation OCI was USD 106m, mainly resulting from a strengthening of the Swiss franc (1%) and the euro (1%) against the US dollar.

OCI related to own credit on financial liabilities designated at fair value was USD 51m, primarily due to a widening of our own credit spreads.

Defined benefit plan OCI was USD 31m, reflecting net pre-tax OCI related to our non-Swiss pension plans of USD 46m, mainly driven by the UK pension plan, and a tax benefit of USD 6m, partly offset by negative pre-tax OCI in our Swiss pension plan of USD 21m.

›    Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

›    Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital

›    Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of our Annual Report 2022 for more information about own credit on financial liabilities designated at fair value

›    Refer to “Note 26 Post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2022 for more information about OCI related to defined benefit plans

First quarter 2023 report | UBS Group | Group performance                                                                                                                                            10

Sensitivity to interest rate movements

As of 31 March 2023, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.4bn in Global Wealth Management and Personal & Corporate Banking in the first year after such a shift. Of this increase, approximately USD 0.8bn, USD 0.4bn and USD 0.1bn would result from changes in Swiss franc, US dollar and euro interest rates, respectively. A parallel shift in yield curves by –100 basis points could lead to a combined decrease in annual net interest income of approximately USD 1.3bn in Global Wealth Management and Personal & Corporate Banking in the first year after such a shift, showing similar currency contributions as for the aforementioned increase in rates.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 31 March 2023 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action. These estimates do not represent a forecast of our net interest income and actual changes in net interest income could differ significantly from the amounts referred to above.

›    Refer to “Interest rate risk in the banking book“ in the “Risk management and control” section of our Annual Report 2022 for more information about the economic value of equity and net interest income sensitivity

Key figures and personnel

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Cost / income ratio: 1Q23 vs 1Q22

The cost / income ratio was 82.5%, compared with 70.7%, mainly reflecting a decrease in total revenues and an increase in operating expenses. Excluding the effect of the increase in provisions in Non-core and Legacy Portfolio in Group Functions related to the US RMBS litigation matter, the cost / income ratio would have been 74.9%.

Personnel: 1Q23 vs 4Q22

The number of personnel employed as of 31 March 2023 increased by 1,217 to 73,814 (full-time equivalents).

Equity, CET1 capital and returns
	As of or for the quarter ended
USD m, except where indicated	31.3.23	31.12.22	31.3.22

Net profit
Net profit attributable to shareholders	1,029	1,653	2,136

Equity
Equity attributable to shareholders	56,754	56,876	58,855
Less: goodwill and intangible assets	6,272	6,267	6,383
Tangible equity attributable to shareholders	50,481	50,609	52,472
Less: other CET1 deductions	5,891	5,152	7,878
CET1 capital	44,590	45,457	44,593

Returns
Return on equity (%)	7.2	11.7	14.3
Return on tangible equity (%)	8.1	13.2	16.0
Return on CET1 capital (%)	9.1	14.7	19.0

Return on common equity tier 1 capital: 1Q23 vs 1Q22

The annualized return on our common equity tier 1 (CET1) capital was 9.1%, compared with 19.0%, driven by lower net profit attributable to shareholders and an increase in average CET1 capital. Excluding the effect of the increase in provisions in Non-core and Legacy Portfolio in Group Functions related to the US RMBS litigation matter, the annualized return on CET1 capital would have been 14.9%.

Common  equity tier 1 capital: 1Q23 vs 4Q22

During the first quarter of 2023, our CET1 capital decreased by USD 0.9bn to USD 44.6bn, mainly as operating profit before tax of USD 1.5bn, with associated current tax expenses of USD 0.5bn, was more than offset by share repurchases of USD 1.3bn and dividend accruals of USD 0.4bn.

First quarter 2023 report | UBS Group | Group performance                                                                                                                                            11

Risk-weighted assets: 1Q23 vs 4Q22

Risk-weighted assets (RWA) increased by USD 2.1bn to USD 321.7bn, reflecting increases of USD 1.1bn from model updates and USD 1.0bn from currency effects, partly offset by a USD 0.1bn decrease from asset size and other movements.

Common equity tier 1 capital ratio: 1Q23 vs 4Q22

Our CET1 capital ratio decreased to 13.9% from 14.2%, reflecting the aforementioned decrease in CET1 capital and the increase in RWA.

Leverage ratio denominator: 1Q23 vs 4Q22

The leverage ratio denominator (the LRD) decreased by USD 14.0bn to USD 1,014.4bn, driven by an USD 18.7bn decrease in asset size and other movements, partly offset by a USD 4.7bn increase due to currency effects.

Common equity tier 1 leverage ratio: 1Q23 vs 4Q22

Our CET1 leverage ratio decreased to 4.40% from 4.42%, due to the aforementioned decrease in CET1 capital, largely offset by the decrease in the LRD.

Going concern leverage ratio: 1Q23 vs 4Q22

Our going concern leverage ratio was unchanged at 5.7%, reflecting the aforementioned decrease in the LRD, offset by the decrease in the going concern capital.

Outlook

Persistently high inflation and tight labor markets in many countries in the first quarter of 2023 caused central banks to continue to raise interest rates. The recent liquidity concerns in the banking sector and geopolitical tensions, particularly between the US and China and with regard to the Russia–Ukraine war, led to significant uncertainty in asset valuations and the outlook for economic growth. Against this backdrop, clients continued to diversify cash holdings by investing their deposits into money market instruments, while sentiment and activity levels remained muted in the first quarter of 2023.

The macroeconomic situation going forward remains uncertain, and while concerns about the stability of banks have abated, they have not gone away. As a result, client activity levels could remain subdued in the second quarter of 2023. Weak client sentiment may affect net new assets in our asset-gathering businesses; however, we expect net interest income will remain at higher levels, compared with last year, in the current interest rate environment.

We are focused on completing the acquisition of Credit Suisse, most likely in the second quarter of 2023, which will advance our strategy, particularly in Global Wealth Management and Switzerland. The complexity of the integration will require sustained diligent effort. While we execute these changes, we will not be distracted from our primary focus: supporting our clients with advice and solutions.

First quarter 2023 report | UBS Group | Group performance                                                                                                                                            12

UBS business divisions and Group Functions

Management report

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from
USD m, except where indicated	31.3.23	31.12.22	31.3.22	4Q22	1Q22

Results
Net interest income	1,491	1,499	1,141	(1)	31
Recurring net fee income[2]	2,454	2,399	2,806	2	(13)
Transaction-based income[2]	843	658	954	28	(12)
Other income	4	45	3	(92)	18
Total revenues	4,792	4,601	4,904	4	(2)
Credit loss expense / (release)	15	3	(7)	423
Operating expenses	3,561	3,540	3,602	1	(1)
Business division operating profit / (loss) before tax	1,215	1,058	1,310	15	(7)

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	(7.2)	87.9	(7.0)
Cost / income ratio (%)[2]	74.3	76.9	73.4
Average attributed equity (USD bn)[3]	20.3	20.3	19.9	0	2
Return on attributed equity (%)[2,3]	23.9	20.9	26.3
Financial advisor compensation[4]	1,111	1,073	1,220	4	(9)
Net new fee-generating assets (USD bn)[2]	19.7	23.3	19.4
Fee-generating assets (USD bn)[2]	1,335	1,271	1,414	5	(6)
Fee-generating asset margin (bps)[2]	78.1	77.7	81.6
Invested assets (USD bn)[2]	2,962	2,815	3,145	5	(6)
Loans, gross (USD bn)[5]	223.8	225.0	230.3	(1)	(3)
Customer deposits (USD bn)[5]	330.3	348.2	372.3	(5)	(11)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,6]	0.3	0.3	0.2
Advisors (full-time equivalents)	9,117	9,215	9,300	(1)	(2)

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Since the second quarter of 2022, assets related to our Global Financial Intermediaries business have been excluded from fee-generating assets, given that fee-generating investment management products, such as mandates, are not central to this business. Furthermore, client commitments into closed-ended private-market investment funds are included as fee-generating assets once recurring fees are charged, rather than when commitments are funded. These changes have been applied prospectively.    3 Refer to the “Capital management” section of this report for more information.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas. Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,721m as of 31 March 2023.    5 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.    6 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.

Results: 1Q23 vs 1Q22

Profit before tax decreased by USD 95m, or 7%, to USD 1,215m, mainly driven by lower total revenues, partly offset by lower operating expenses.

Total revenues

Total revenues decreased by USD 112m to USD 4,792m, mainly due to decreases across recurring net fee and transaction-based income, partly offset by an increase in net interest income.

Net interest income increased by USD 350m, or 31%, to USD 1,491m, mainly due to an increase in deposit revenues, reflecting the benefits from higher interest rates, partly offset by shifts to lower-margin deposit products. Clients also continued to reallocate deposits into money market funds and US-government securities, leading to lower average deposit volumes. Loan revenues decreased, driven by lower average loan volumes and margins.

First quarter 2023 report | UBS business divisions and Group Functions | Global Wealth Management                                                                                  13

Recurring net fee income decreased by USD 352m, or 13%, to USD 2,454m, primarily driven by negative market performance and foreign currency effects.

Transaction-based income decreased by USD 111m, or 12%, to USD 843m, mainly driven by lower levels of client activity across all regions.

Credit loss expense / release

Net credit loss expenses were USD 15m, primarily related to stage 1 and 2 positions, compared with net releases of USD 7m in the first quarter of 2022.

Operating expenses

Operating expenses decreased by USD 41m to USD 3,561m, mainly driven by a decrease in personnel expenses, primarily as a result of lower financial advisor variable compensation, and a decrease in provisions for litigation, regulatory and similar matters. This was partly offset by higher technology expenses, tax and regulatory expenses, expenses for travel and entertainment, and outsourcing expenses.

Fee-generating assets: 1Q23 vs 4Q22

Fee-generating assets increased by USD 64bn, or 5%, to USD 1,335bn, driven by net positive market performance and foreign currency effects, as well as net new fee-generating asset inflows of USD 19.7bn, mainly driven by advisory mandates and resulting in an annualized net new fee-generating asset growth rate of 6.2%.

Loans: 1Q23 vs 4Q22

Loans decreased by USD 1.2bn to USD 223.8bn, mainly driven by negative net new loans of USD 2.0bn, partly offset by positive foreign currency effects.

Customer deposits: 1Q23 vs 4Q22

Customer deposits decreased by USD 17.9bn to USD 330.3bn, mainly driven by US dollar deposit shifts into money market funds and US-government securities, partly offset by net new inflows into fixed-term and savings deposit products.

Regional breakdown of performance measures
As of or for the quarter ended 31.3.23 USD bn, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total revenues (USD m)	2,609	523	986	675	4,792
Operating profit / (loss) before tax (USD m)	364	251	354	251	1,215
Cost / income ratio (%)[4]	85.4	52.3	64.0	62.8	74.3
Loans, gross	99.9[5]	45.7	43.4	34.1	223.8
Net new loans	(1.3)	0.1	(0.5)	(0.4)	(2.0)
Fee-generating assets[4]	809	131	273	121	1,335
Net new fee-generating assets[4]	3.8	7.7	2.8	5.3	19.7
Net new fee-generating asset growth rate (%)[4]	2.0	25.7	4.4	18.8	6.2
Invested assets[4]	1,659	276	567	456	2,962
Advisors (full-time equivalents)	6,147	679	1,366	854	9,117

1 Including the following business units: United States and Canada; and Latin America.    2 Including the following business units: Europe; and Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with negative USD 2m of total revenues, USD 5m of operating loss before tax, USD 0.7bn of loans, USD 0.0bn of net new loans, USD 0.8bn of fee-generating assets, USD 0.0bn of net new fee-generating asset outflows, USD 3bn of invested assets and 72 advisors in the first quarter of 2023.    4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    5 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.

Regional comments 1Q23 vs 1Q22, except where indicated

Americas

Profit before tax decreased by USD 75m to USD 364m. Total revenues decreased by USD 86m, or 3%, to USD 2,609m, driven by lower recurring net fee and transaction-based income, partly offset by higher net interest income. The cost / income ratio increased to 85.4% from 84.1%. Loans decreased 1% compared with the fourth quarter of 2022, to USD 99.9bn, reflecting USD 1.3bn of negative net new loans. Net new fee-generating assets were USD 3.8bn.

First quarter 2023 report | UBS business divisions and Group Functions | Global Wealth Management                                                                                  14

Switzerland

Profit before tax increased by USD 2m to USD 251m. Total revenues increased by USD 6m, or 1%, to USD 523m, mainly driven by higher net interest income, partly offset by lower recurring net fee income. The cost / income ratio increased to 52.3% from 51.3%. Loans increased 1% compared with the fourth quarter of 2022, to USD 45.7bn, driven by positive foreign currency effects, as well as USD 0.1bn of net new loans. Net new fee-generating assets were USD 7.7bn.

EMEA

Profit before tax increased by USD 7m to USD 354m, mainly driven by lower operating expenses. Total revenues decreased by USD 2m to USD 986m, as increases in net interest income were offset by lower recurring net fee and transaction-based income. The cost / income ratio decreased to 64.0% from 64.9%. Loans were unchanged at USD 43.4bn compared with the fourth quarter of 2022, mainly as USD 0.5bn of negative net new loans were offset by positive foreign currency effects. Net new fee-generating assets were USD 2.8bn.

Asia Pacific

Profit before tax decreased by USD 37m to USD 251m. Total revenues decreased by USD 34m, or 5%, to USD 675m, mainly driven by lower transaction-based and recurring net fee income, partly offset by higher net interest income. The cost / income ratio increased to 62.8% from 59.3%. Loans decreased 1% compared with the fourth quarter of 2022, to USD 34.1bn, reflecting USD 0.4bn of negative net new loans. Net new fee-generating assets were USD 5.3bn.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from
CHF m, except where indicated	31.3.23	31.12.22	31.3.22	4Q22	1Q22

Results
Net interest income	651	603	493	8	32
Recurring net fee income[2]	210	193	210	8	0
Transaction-based income[2]	309	269	300	15	3
Other income	10	13	(1)	(29)
Total revenues	1,180	1,079	1,002	9	18
Credit loss expense / (release)	14	(3)	21		(32)
Operating expenses	613	578	586	6	5
Business division operating profit / (loss) before tax	553	504	395	10	40

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	40.0	50.6	10.4
Cost / income ratio (%)[2]	51.9	53.6	58.5
Average attributed equity (CHF bn)[3]	9.0	9.0	8.7	0	4
Return on attributed equity (%)[2,3]	24.6	22.4	18.2
Net interest margin (bps)[2]	181	169	141
Fee and trading income for Corporate & Institutional Clients[2]	231	187	221	24	4
Investment products for Personal Banking (CHF bn)[2]	22.7	21.6	23.1	5	(2)
Net new investment products for Personal Banking (CHF bn)[2]	0.86	0.13	0.97
Active Digital Banking clients in Personal Banking (%)[2,4]	77.2	75.9	73.2
Active Mobile Banking clients in Personal Banking (%)[2]	63.1	61.0	52.1
Active Digital Banking clients in Corporate & Institutional Clients (%)[2]	81.3	80.6	80.2
Loans, gross (CHF bn)	144.3	142.9	141.3	1	2
Customer deposits (CHF bn)	165.3	167.2	161.5	(1)	2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,5]	0.8	0.8	0.8

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.    4 In the first quarter of 2023, 87.9% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    5 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

First quarter 2023 report | UBS business divisions and Group Functions | Global Wealth Management                                                                                  15

Results: 1Q23 vs 1Q22

Profit before tax increased by CHF 158m, or 40%, to CHF 553m, as higher total revenues and lower net credit loss expenses were partly offset by higher operating expenses.

Total revenues

Total revenues increased by CHF 178m to CHF 1,180m, mainly reflecting higher net interest, transaction-based and other income.

Net interest income increased by CHF 158m to CHF 651m, mainly driven by higher deposit margins, as a result of rising interest rates, and higher loan revenues, partly offset by lower deposit fees. The first quarter of 2022 included a benefit from the Swiss National Bank deposit exemption.

Recurring net fee income was unchanged at CHF 210m.

Transaction-based income increased by CHF 9m to CHF 309m, mainly driven by higher corporate client and credit card fees, partly offset by lower net brokerage fees.

Other income was positive CHF 10m, compared with negative CHF 1m, as the first quarter of 2022 included a valuation loss of CHF 16m on our equity ownership of SIX Group.

Credit loss expense / release

Net credit loss expenses were CHF 14m, related to stage 1 and 2 positions that were substantially driven by expenses from macroeconomic scenario updates, compared with net expenses of CHF 21m in the first quarter of 2022.

Operating expenses

Operating expenses increased by CHF 27m, or 5%, to CHF 613m, mainly driven by higher technology expenses.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from
USD m, except where indicated	31.3.23	31.12.22	31.3.22	4Q22	1Q22

Results
Net interest income	705	633	535	11	32
Recurring net fee income[2]	227	202	227	12	0
Transaction-based income[2]	335	281	325	19	3
Other income	10	14	(1)	(27)
Total revenues	1,278	1,130	1,086	13	18
Credit loss expense / (release)	16	(4)	23		(30)
Operating expenses	663	605	635	10	4
Business division operating profit / (loss) before tax	599	529	428	13	40

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	39.8	44.9	10.0
Cost / income ratio (%)[2]	51.9	53.5	58.5
Average attributed equity (USD bn)[3]	9.7	9.3	9.4	4	3
Return on attributed equity (%)[2,3]	24.7	22.8	18.2
Net interest margin (bps)[2]	181	169	140
Fee and trading income for Corporate & Institutional Clients[2]	250	195	240	28	4
Investment products for Personal Banking (USD bn)[2]	24.8	23.4	25.0	6	(1)
Net new investment products for Personal Banking (USD bn)[2]	0.94	0.14	1.05
Active Digital Banking clients in Personal Banking (%)[2,4]	77.2	75.9	73.2
Active Mobile Banking clients in Personal Banking (%)[2]	63.1	61.0	52.1
Active Digital Banking clients in Corporate & Institutional Clients (%)[2]	81.3	80.6	80.2
Loans, gross (USD bn)	157.6	154.6	152.9	2	3
Customer deposits (USD bn)	180.5	180.8	174.8	0	3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,5]	0.8	0.8	0.8

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.    4 In the first quarter of 2023, 87.9% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    5 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

First quarter 2023 report | UBS business divisions and Group Functions | Personal & Corporate Banking                                                                               16

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from
USD m, except where indicated	31.3.23	31.12.22	31.3.22	4Q22	1Q22

Results
Net management fees[2]	479	471	561	2	(15)
Performance fees	23	24	17	(3)	40
Total revenues	502	495	578	1	(13)
Credit loss expense / (release)	0	0	0
Operating expenses	408	372	404	10	1
Business division operating profit / (loss) before tax	94	124	174	(24)	(46)

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[3]	(45.8)	(62.9)	(23.1)
Cost / income ratio (%)[3]	81.2	75.1	69.8
Average attributed equity (USD bn)[4]	1.7	1.7	1.8	3	(2)
Return on attributed equity (%)[3,4]	21.8	29.3	39.5
Gross margin on invested assets (bps)[3]	18	19	20

Information by business line / asset class
Net new money (USD bn)[3]
Equities	(4.1)	0.3	(2.4)
Fixed Income	19.2	12.9	4.1
of which: money market	18.0	16.3	(6.5)
Multi-asset & Solutions	1.3	(6.7)	4.0
Hedge Fund Businesses	(0.9)	3.6	1.6
Real Estate & Private Markets	(1.2)	0.5	0.4
Total net new money[5]	14.4	10.8	7.7
of which: net new money excluding money market	(3.6)	(5.6)	14.2

Invested assets (USD bn)[3]
Equities	481	456	537	5	(10)
Fixed Income	320	296	277	8	15
of which: money market	138	119	86	16	61
Multi-asset & Solutions	161	155	185	4	(13)
Hedge Fund Businesses	55	55	56	(1)	(2)
Real Estate & Private Markets	100	102	99	(2)	1
Total invested assets	1,117	1,064	1,154	5	(3)
of which: passive strategies	468	443	516	6	(9)

Information by region
Invested assets (USD bn)[3]
Americas	321	298	278	8	16
Asia Pacific	153	150	175	2	(13)
Europe, Middle East and Africa (excluding Switzerland)	274	263	315	4	(13)
Switzerland	369	354	386	4	(4)
Total invested assets	1,117	1,064	1,154	5	(3)

Information by channel
Invested assets (USD bn)[3]
Third-party institutional	626	606	672	3	(7)
Third-party wholesale	123	116	137	6	(10)
UBS’s wealth management businesses	368	342	345	7	6
Total invested assets	1,117	1,064	1,154	5	(3)

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.    3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    4 Refer to the “Capital management” section of this report for more information.    5 A net new money inflow of USD 4.1bn was recognized in the fourth quarter of 2022 for the provision of hedge fund services to Global Wealth Management Americas.

First quarter 2023 report | UBS business divisions and Group Functions | Asset Management                                                                                              17

Results: 1Q23 vs 1Q22

Profit before tax decreased by USD 80m, or 46%, to USD 94m, reflecting lower total revenues and higher operating expenses.

Total revenues

Total revenues decreased by USD 76m, or 13%, to USD 502m, reflecting lower net management fees, partly offset by higher performance fees.

Net management fees decreased by USD 82m, or 15%, to USD 479m, primarily reflecting negative market performance and foreign currency effects, negative pass-through fees with the corresponding offset in performance fees, and continued pressure on margins.

Performance fees increased by USD 6m to USD 23m, reflecting the effect of the aforementioned pass-through fees, partly offset by minor decreases across all asset classes.

Operating expenses

Operating expenses increased by USD 4m, or 1%, to USD 408m, reflecting increases in general and administrative expenses, including technology costs, partly offset by lower personnel expenses and foreign currency effects.

Invested assets: 1Q23 vs 4Q22

Invested assets increased by USD 53bn to USD 1,117bn, reflecting positive market performance of USD 35bn, net new money inflows of USD 14bn and foreign currency effects of USD 4bn. Excluding money market flows, net new money outflows were USD 4bn.

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from
USD m, except where indicated	31.3.23	31.12.22	31.3.22	4Q22	1Q22

Results
Advisory	171	172	216	(1)	(21)
Capital Markets	212	159	334	33	(37)
Global Banking	383	331	550	16	(30)
Execution Services	422	371	496	14	(15)
Derivatives & Solutions	1,007	541	1,418	86	(29)
Financing	537	438	444	23	21
Global Markets	1,967	1,351	2,358	46	(17)
of which: Equities	1,308	883	1,705	48	(23)
of which: Foreign Exchange, Rates and Credit	658	468	653	41	1
Total revenues	2,349	1,682	2,908	40	(19)
Credit loss expense / (release)	7	8	4	(13)	98
Operating expenses	1,866	1,563	1,976	19	(6)
Business division operating profit / (loss) before tax	477	112	929	327	(49)

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	(48.7)	(84.4)	125.6
Cost / income ratio (%)[2]	79.4	92.9	67.9
Average attributed equity (USD bn)[3]	13.0	12.7	13.2	3	(1)
Return on attributed equity (%)[2,3]	14.6	3.5	28.2
Average VaR (1-day, 95% confidence, 5 years of historical data)	12	9	10	27	11

1 Comparative figures in this table may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.

First quarter 2023 report | UBS business divisions and Group Functions | Asset Management                                                                                              18

Results: 1Q23 vs 1Q22

Profit before tax decreased by USD 452m, or 49%, to USD 477m, mainly driven by lower total revenues, partly offset by lower operating expenses.

Total revenues

Total revenues decreased by USD 559m, or 19%, to USD 2,349m, reflecting lower revenues in Global Markets and Global Banking.

Global Banking

Global Banking revenues decreased by USD 167m, or 30%, to USD 383m, mainly driven by lower Capital Markets revenues. Our fee-pool-comparable revenues1 decreased 35%, compared with a 37% decrease in the overall global fee pool.2

Advisory revenues decreased by USD 45m, or 21%, to USD 171m, primarily due to lower merger and acquisition transaction revenues, which decreased by USD 39m, or 20%, compared with a 43% decrease in the relevant global fee pool.2

Capital Markets revenues decreased by USD 122m, or 37%, to USD 212m, mainly due to lower Leveraged Capital Markets fee revenues, which decreased by USD 55m, or 61%, compared with a 58% decrease in the relevant global fee pool.2 Equity Capital Markets revenues decreased by USD 43m, or 44%, compared with a 15% decrease in the relevant global fee pool.2

Global Markets

Global Markets revenues decreased by USD 391m, or 17%, to USD 1,967m, with lower Derivatives & Solutions and Execution Services revenues partly offset by an increase in Financing revenues.

Execution Services revenues decreased by USD 74m, or 15%, to USD 422m, mainly driven by lower Cash Equities revenues, partly offset by higher revenues from foreign exchange products that are traded over electronic platforms.

Derivatives & Solutions revenues decreased by USD 411m, or 29%, to USD 1,007m, driven by a decrease in Equity Derivatives and Foreign Exchange revenues due to lower levels of client activity and volatility, partly offset by an increase in Credit revenues.

Financing revenues increased by USD 93m, or 21%, to USD 537m, mainly driven by higher revenues in Prime Brokerage, a recovery, and higher revenues in Clearing and Equities Financing.

Equities

Global Markets Equities revenues decreased by USD 397m, or 23%, to USD 1,308m, mainly driven by Equity Derivatives and Cash Equities, partly offset by Financing.

Foreign Exchange, Rates and Credit

Global Markets Foreign Exchange, Rates and Credit revenues increased by USD 5m, or 1%, to USD 658m, mainly driven by Credit, partly offset by Foreign Exchange and Rates.

Credit loss expense / release

Net credit loss expenses were USD 7m, primarily related to credit-impaired (stage 3) positions, compared with net expenses of USD 4m in the first quarter of 2022.

Operating expenses

Operating expenses decreased by USD 110m, or 6%, to USD 1,866m, mainly driven by lower variable compensation, partly offset by higher technology expenses and provisions for litigation, regulatory and similar matters.

1 UBS fee-pool-comparable revenues consist of revenues from: merger-and-acquisition-related transactions; Equity Capital Markets; Leveraged Capital Markets, excluding the impact of mark-to-market movements on loan portfolios; and Debt Capital Markets, excluding revenues related to debt underwriting of UBS instruments.

2 Source: Dealogic, as of 31 March 2023.

First quarter 2023 report | UBS business divisions and Group Functions | Investment Bank                                                                                                  19

Group Functions

Group Functions[1]
	As of or for the quarter ended			% change from
USD m	31.3.23	31.12.22	31.3.22	4Q22	1Q22

Results
Total revenues	(177)	120	(95)		87
Credit loss expense / (release)	0	0	0
Operating expenses	712	6	18
Operating profit / (loss) before tax	(890)	114	(112)		693
of which: Group Treasury	(62)	127	(162)		(62)
of which: Non-core and Legacy Portfolio	(676)	33	45
of which: Group Services	(153)	(45)	5	236

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Results: 1Q23 vs 1Q22

Group Functions recorded a loss before tax of USD 890m, compared with a loss of USD 112m.

Group Treasury

The Group Treasury result was negative USD 62m, compared with negative USD 162m.

The net effects of accounting asymmetries, including hedge accounting ineffectiveness, were negative USD 68m, compared with negative USD 138m. Accounting asymmetries are generally expected to mean revert to zero over time, although the length of time needed for full reversion can vary significantly, depending on market conditions.

Income related to centralized Group Treasury risk management was positive USD 12m, compared with negative USD 17m.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was negative USD 676m, compared with positive USD 45m. This was mainly due to an increase in provisions of USD 665m related to the US residential mortgage-backed securities litigation matter, as well as valuation gains of USD 51m on our portfolio of auction rate securities in the first quarter of 2022.

Group Services

The Group Services result was negative USD 153m, compared with positive USD 5m, mainly due to higher funding costs related to deferred tax assets of USD 94m and USD 70m of costs associated with the anticipated acquisition of Credit Suisse, mainly related to advisory fees.

First quarter 2023 report | UBS business divisions and Group Functions | Group Functions                                                                                                  20

Risk, capital, liquidity and funding, and balance sheet

Management report

Table of contents

22	Risk management and control
22	Credit risk
24	Market risk
24	Country risk
24	Non-financial risk

26	Capital management
28	Total loss-absorbing capacity
31	Risk-weighted assets
33	Leverage ratio denominator
35	Equity attribution and return on attributed equity

36	Liquidity and funding management
36	Strategy, objectives and governance
36	Liquidity coverage ratio
36	Net stable funding ratio

37	Balance sheet and off-balance sheet
37	Strategy, objectives and governance
37	Balance sheet assets
37	Balance sheet liabilities
38	Equity
39	Off-balance sheet

39	Share information and earnings per share

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet                                                                                                               21

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2022.

Credit risk

Overall banking products exposure

Overall banking products exposure decreased by USD 26bn to USD 661bn as of 31 March 2023, driven by a USD 25bn decrease in balances at central banks from lower customer deposits, higher trading portfolio assets and lower brokerage payables, partly offset by inflows from roll-offs of securities financing transactions.

Total net credit loss expenses were USD 38m, reflecting USD 26m net credit loss expenses related to stage 1 and 2 positions and USD 12m net credit loss expenses related to stage 3 positions.

›    Refer to the “Group performance” section and “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release

Loan underwriting

In the Investment Bank, mandated loan underwriting commitments on a notional basis increased by USD 0.3bn to USD 3.0bn as of 31 March 2023. USD 1.2bn of commitments had not yet been distributed as originally planned as of 31 March 2023.

Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter. Credit hedges are in place to help protect against fair value movements in the portfolio.

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet | Risk management and control                                                                  22

Banking and traded products exposure in our business divisions and Group Functions
	31.3.23
USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	320,390	236,562	1,456	70,695	32,064	661,167
of which: loans and advances to customers (on-balance sheet)	218,213	157,616	(1)	13,834	1,272	390,935
of which: guarantees and loan commitments (off-balance sheet)	11,998	27,995	0	13,475	8,976	62,445
Traded products[2,3]
Gross exposure	8,816	300	0	32,785		41,902
of which: over-the-counter derivatives	6,902	282	0	8,450		15,634
of which: securities financing transactions	0	0	0	17,193		17,193
of which: exchange-traded derivatives	1,914	19	0	7,142		9,075
Other credit lines, gross[4]	12,296	24,006	0	4,658	111	41,071

Total credit-impaired exposure, gross (stage 3)	763	1,409	0	319	6	2,497
Total allowances and provisions for expected credit losses (stages 1 to 3)	226	714	0	173	8	1,121
of which: stage 1	88	146	0	45	5	284
of which: stage 2	52	166	0	52	0	271
of which: stage 3	86	402	0	76	3	567

	31.12.22
USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	334,621	236,508	1,454	76,585	37,986	687,152
of which: loans and advances to customers (on-balance sheet)	219,385	154,643	(1)	12,754	1,221	388,003
of which: guarantees and loan commitments (off-balance sheet)	13,147	28,610	0	12,920	7,486	62,163
Traded products[2,3]
Gross exposure	8,328	320	0	34,370		43,018
of which: over-the-counter derivatives	6,416	304	0	11,218		17,938
of which: securities financing transactions	0	0	0	17,055		17,055
of which: exchange-traded derivatives	1,912	15	0	6,097		8,024
Other credit lines, gross[4]	12,084	23,092	0	6,105	109	41,390

Total credit-impaired exposure, gross (stage 3)	757	1,380	0	312	6	2,455
Total allowances and provisions for expected credit losses (stages 1 to 3)	215	701	0	168	7	1,091
of which: stage 1	68	138	0	49	4	259
of which: stage 2	57	156	0	54	0	267
of which: stage 3	90	406	0	64	3	564

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at fair value through other comprehensive income, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.

Collateralization of Loans and advances to customers[1]
	UBS		of which: Global Wealth Management		of which: Personal & Corporate Banking		of which: Investment Bank
USD m, except where indicated	31.3.23	31.12.22	31.3.23	31.12.22	31.3.23	31.12.22	31.3.23	31.12.22
Secured by collateral	369,201	367,159	215,803	216,993	141,509	138,851	11,660	10,724
Residential real estate	176,006	172,700	63,237	62,200	112,769	110,500	0	0
Commercial / industrial real estate	25,971	25,271	4,974	4,955	20,416	19,795	580	520
Cash	30,269	33,550	27,278	30,514	2,989	3,036	1	0
Securities	112,353	115,941	103,480	107,253	2,177	2,228	6,467	5,869
Other collateral	24,602	19,698	16,834	12,071	3,157	3,293	4,612	4,334
Subject to guarantees	2,889	2,957	112	144	2,697	2,758	80	55
Uncollateralized and not subject to guarantees	18,844	17,887	2,297	2,247	13,410	13,034	2,095	1,976
Total loans and advances to customers, gross	390,935	388,003	218,213	219,385	157,616	154,643	13,834	12,754
Allowances	(804)	(783)	(154)	(138)	(557)	(559)	(90)	(83)
Total loans and advances to customers, net of allowances	390,130	387,220	218,059	219,247	157,059	154,084	13,744	12,672
Collateralized loans and advances to customers in % of total loans and advances of customers, gross (%)	94.4	94.6	98.9	98.9	89.8	89.8	84.3	84.1

1 Collateral arrangements generally incorporate a range of collateral, including cash, securities, real estate and other collateral. UBS applies a risk-based approach that generally prioritizes collateral according to its liquidity profile.

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet | Risk management and control                                                                  23

Market risk

We continued to maintain generally low levels of management value-at-risk (VaR). Average management VaR (1‑day, 95% confidence level) increased to USD 13m from USD 10m at the end of the fourth quarter of 2022.

There were no new Group VaR negative backtesting exceptions in the first quarter of 2023, and the total number of negative backtesting exceptions within the most recent 250-business-day window remained at one. The Swiss Financial Market Supervisory Authority (FINMA) VaR multiplier derived from backtesting exceptions for market risk risk-weighted assets was unchanged compared with the prior quarter, at 3.0.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
					Average by risk type
USD m	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	2	2	2	0	1	2	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	6	23	15	12	8	10	4	2	3
Group Functions	3	5	4	4	1	3	3	1	0
Diversification effect[2,3]			(4)	(4)	(1)	(3)	(3)	(1)	0
Total as of 31.3.23	7	24	16	13	7	12	6	2	3
Total as of 31.12.22	6	15	9	10	5	10	5	2	3

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the value-at-risk (VaR) for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 The difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minima and maxima for different business divisions and Group Functions occur on different days, it is not meaningful to calculate a portfolio diversification effect.

Country risk

We remain watchful of a range of geopolitical developments and political changes in a number of countries, as well as international tensions arising from the Russia–Ukraine war, and US–China trade relations. Our direct exposure to Russia, Belarus and Ukraine is limited, and we continue to monitor potential second-order impacts, such as European energy security. We do have significant country risk exposure to major European economies, including France, Germany and the UK.

In the context of high inflation, central banks in most major economies have responded with interest rate hikes and tapering or reversing quantitative easing, which increases the chances of recessions in those economies. Recent banking sector volatility has increased uncertainty about the trajectory of monetary policy. Furthermore, there are related concerns about energy security, global supply chain stresses and tight labor markets that are creating negative pressure on growth. Following the relaxation of COVID-19 restrictions, China experienced a spike in cases, which dampened growth, but now a rebound is underway that we expect to continue over the course of 2023.

We continue to monitor potential trade policy disputes, as well as economic and political developments in addition to those mentioned above. Several emerging markets are facing economic, political and market pressures, particularly in light of interest rate hikes, a stronger US dollar, and higher energy prices. Our exposure to emerging market countries is 5% of our total country exposure and is diversified.

›    Refer to the “Risk management and control” section of our Annual Report 2022 for more information

Non-financial risk

Given rising geopolitical tensions, coupled with ongoing environmental and health threats, it is essential that UBS remains operationally resilient and continues to prepare for evolving operational-resilience-related regulatory requirements in multiple jurisdictions with deadlines through 2026. We have developed a global operational resilience framework and are implementing it across all business divisions and jurisdictions. The framework will mature over time and is designed to drive enhancements in operational resilience.

We are continuing our efforts regarding innovation and digitalization to create value for our clients. As part of the resulting transformation, we focus on timely changes to frameworks, including consideration of new or revised controls, working practices and oversight, with the aim of mitigating any new risks introduced.

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet | Risk management and control                                                                  24

The increasing interest in data-driven advisory processes, and use of artificial intelligence (AI) and machine learning, is opening up new questions related to the fairness of AI algorithms, data life cycle management, data ethics, data privacy and security, and records management. We are actively enhancing and implementing the required frameworks, which are designed to ensure proper controls are in place to meet regulatory expectations.

The inherent risk of cyberattacks continues to be elevated, as the geopolitical situation increases the likelihood of external state-driven cyber activity, and attacks are becoming increasingly sophisticated, which may result in business disruption or the corruption or loss of data at our locations or those of third parties. During the first quarter of 2023, a third-party vendor, ION XTP, suffered a ransomware attack, which resulted in some disruption to our exchange-traded derivatives clearing activities, although we restored our services within 36 hours, using an available alternative solution. It is therefore key that our cyber-defense capabilities continue to be strengthened and evolve in line with developments in the threat landscape and supply chain risks are managed, aiming to ensure third parties are resilient. We continuously enhance our cyber capabilities to stay abreast of evolving threats, including those related to third-party suppliers, and leverage and implement lessons learned from industry events.

The post-pandemic “new normal” introduced changes to the work environment (including permanent hybrid working and agile ways of working) and new challenges for supervision and monitoring. Hybrid working can lead to increased conduct risk, inherent risk of fraudulent activities, potential increases in the number of suspicious transactions, and increased information security risks. We have implemented additional monitoring and supervision to mitigate these risks.

Competition to find new business opportunities across the financial services industry, both for firms and for customers, is increasing. Thus, suitability risk, product selection, cross-divisional service offerings, quality of advice and price transparency also remain areas of heightened focus for UBS and for the industry as a whole.

Sustainable investing, market volatility and major legislative change programs, such as the Swiss Financial Services Act (FIDLEG) in Switzerland, Regulation Best Interest (Reg BI) in the US and the Markets in Financial Instruments Directive II (MiFID II) in the EU, all significantly affect the industry and have required adjustments to control processes on a geographically aligned basis.

Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to us. We place additional focus on risk culture through our Three Keys program, as well as our conduct risk framework across our activities, which is designed to align our standards and conduct with these objectives and to retain momentum on fostering a strong culture.

Cross-border risk remains an area of regulatory attention for global financial institutions, with a strong focus on fiscal transparency, as well as market access, particularly third-country market access into the European Economic Area. Remote communication and implementation of digital solutions also require that these evolving client channels remain compliant. There is also an ongoing high level of attention regarding the risk that tax authorities may, on the basis of new interpretations of existing law, seek to impose taxation based on the existence of a permanent establishment. We maintain a series of controls designed to address these risks.

Financial crime, including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption, continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues. An effective financial crime prevention program therefore remains essential for UBS. Money laundering and financial fraud techniques are becoming increasingly sophisticated, and geopolitical volatility makes the sanctions landscape more complex, as new or novel sanctions may be imposed that require complex implementation in a short time frame, such as the extensive and continuously evolving sanctions arising from the Russia–Ukraine war.

In the US, the Office  of the Comptroller of the Currency (the OCC) issued a Cease and Desist Order against us in May 2018 relating to our US branch anti-money-laundering (AML) and know-your-client (KYC) programs. In response, we initiated an extensive program for the purpose of ensuring sustainable remediation of US-relevant Bank Secrecy Act / AML issues across all our US legal entities. We have introduced significant improvements to the framework since 2019 and are continuing to implement these enhancements, as well as continuously evolving them to respond to any new and emerging risks.

We continue to focus on strategic enhancements to our global AML / KYC and sanctions programs, including the exploration of new technologies and sophisticated monitoring and analytical capabilities, as well as the application of risk appetite statements for markets.

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet | Risk management and control                                                                  25

In September 2022, the Securities and Exchange Commission (the SEC) and the Commodity Futures Trading Commission (the CFTC) issued settlement orders with UBS AG relating to communications recordkeeping requirements in our US broker-dealers and our registered swap dealer. In response, we have initiated a program to remediate identified shortcomings.

New risks continue to emerge. For example, client demand for distributed ledger technology, blockchain-based assets and virtual currencies creates new risks, to which we currently have limited exposure and for which relevant control frameworks are being implemented.

The anticipated acquisition of Credit Suisse is expected to require extensive restructuring and presents significant integration risks, including the risk that UBS will not obtain the rights to continue to conduct business lines that Credit Suisse operates in certain jurisdictions. UBS and Credit Suisse will incur substantial transaction fees and costs in connection with the transaction and may not realize all of the expected cost reductions and other benefits of the transaction. In addition, upon completion of the acquisition, UBS will assume all assets and liabilities of Credit Suisse, including all ongoing and future litigation claims against Credit Suisse, thereby materially increasing UBS’s exposure to litigation and investigation risks. Furthermore, UBS and Credit Suisse may become the target of lawsuits in connection with the transaction and / or the regulatory and other actions taken in connection with the transaction, which could result in substantial costs.

Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2022, which provides more information about our capital management objectives, planning and activities, as well as the Swiss SRB total loss-absorbing capacity framework.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

›    Refer to our 31 March 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information relating to additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated)

›    Refer to our UBS AG first quarter 2023 report, which will be available as of 27 April 2023 under “Quarterly reporting” at ubs.com/investors, for more information about capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet | Risk management and control                                                                  26

Swiss SRB going and gone concern requirements and information
As of 31.3.23	RWA		LRD
USD m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.67[1]	47,177	5.00[1]	50,722
Common equity tier 1 capital	10.37	33,345	3.50[2]	35,506
of which: minimum capital	4.50	14,475	1.50	15,217
of which: buffer capital	5.50	17,691	2.00	20,289
of which: countercyclical buffer	0.37	1,179
Maximum additional tier 1 capital	4.30	13,831	1.50	15,217
of which: additional tier 1 capital	3.50	11,258	1.50	15,217
of which: additional tier 1 buffer capital	0.80	2,573

Eligible going concern capital
Total going concern capital	17.94	57,694	5.69	57,694
Common equity tier 1 capital	13.86	44,590	4.40	44,590
Total loss-absorbing additional tier 1 capital[3]	4.07	13,104	1.29	13,104
of which: high-trigger loss-absorbing additional tier 1 capital	3.70	11,905	1.17	11,905
of which: low-trigger loss-absorbing additional tier 1 capital	0.37	1,198	0.12	1,198

Required gone concern capital
Total gone concern loss-absorbing capacity[4,5,6]	10.35	33,279	3.75	38,042
of which: base requirement including add-ons for market share and LRD	10.73[7]	34,498	3.75[7]	38,042
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.38)	(1,219)	0.00	0
of which: additional requirements for impediments in resolvability[8]

Eligible gone concern capital
Total gone concern loss-absorbing capacity	16.36	52,624	5.19	52,624
Total tier 2 capital	0.92	2,975	0.29	2,975
of which: low-trigger loss-absorbing tier 2 capital	0.76	2,438	0.24	2,438
of which: non-Basel III-compliant tier 2 capital	0.17	538	0.05	538
TLAC-eligible senior unsecured debt	15.44	49,649	4.89	49,649

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.01	80,456	8.75	88,764
Eligible total loss-absorbing capacity	34.30	110,318	10.87	110,318

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		321,660
Leverage ratio denominator				1,014,446

1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 capital instruments, which are available under the Swiss systemically relevant bank framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the reduction for the use of higher-quality capital instruments is floored at 10% and 3.75% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based requirement of 14.3% and 1.25 percentage points for the LRD-based requirement of 5.0%.    6 From 1 January 2023, the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements).    7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.    8 As of July 2024, the Swiss Financial Market Supervisory Authority (FINMA) will have the authority to impose a surcharge of up to 25% of the total going concern capital requirement should obstacles to a SIB’s resolvability be identified in future resolvability assessments.

We are subject to the going and gone concern requirements of the Swiss Capital Adequacy Ordinance that include the too-big-to-fail provisions applicable to Swiss SRBs. The table above provides the risk-weighted asset (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 March 2023.

In November 2022, the Swiss Federal Council adopted amendments to the Banking Act and the Banking Ordinance, which entered into force as of 1 January 2023. The amendments replaced the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs), including UBS, with reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements). In addition, as of July 2024, the Swiss Financial Market Supervisory Authority (FINMA) will have the authority to impose a surcharge of up to 25% of the total going concern requirements based on obstacles to a SIB’s resolvability identified in future resolvability assessments. Our total gone concern requirements remained substantially unchanged in the first quarter of 2023 as a result of these changes.

The aforementioned requirements are also applicable to UBS AG consolidated. UBS Switzerland AG and UBS AG are subject to going and gone concern requirements on a standalone basis.

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet | Capital management                                                                              27

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2022. Changes to the Swiss SRB framework and requirements after the publication of our Annual Report 2022 are described above.

Swiss SRB going and gone concern information
USD m, except where indicated	31.3.23	31.12.22
Eligible going concern capital
Total going concern capital	57,694	58,321
Total tier 1 capital	57,694	58,321
Common equity tier 1 capital	44,590	45,457
Total loss-absorbing additional tier 1 capital	13,104	12,864
of which: high-trigger loss-absorbing additional tier 1 capital	11,905	11,675
of which: low-trigger loss-absorbing additional tier 1 capital	1,198	1,189

Eligible gone concern capital
Total gone concern loss-absorbing capacity	52,624	46,991
Total tier 2 capital	2,975	2,958
of which: low-trigger loss-absorbing tier 2 capital	2,438	2,422
of which: non-Basel III-compliant tier 2 capital	538	536
TLAC-eligible senior unsecured debt	49,649	44,033

Total loss-absorbing capacity
Total loss-absorbing capacity	110,318	105,312

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	321,660	319,585
Leverage ratio denominator	1,014,446	1,028,461

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	17.9	18.2
of which: common equity tier 1 capital ratio	13.9	14.2
Gone concern loss-absorbing capacity ratio	16.4	14.7
Total loss-absorbing capacity ratio	34.3	33.0

Leverage ratios (%)
Going concern leverage ratio	5.7	5.7
of which: common equity tier 1 leverage ratio	4.40	4.42
Gone concern leverage ratio	5.2	4.6
Total loss-absorbing capacity leverage ratio	10.9	10.2

Total loss-absorbing capacity and movement

Our total loss-absorbing capacity (TLAC) increased by USD 5.0bn to USD 110.3bn in the first quarter of 2023.

Going concern capital and movement

Our going concern capital decreased by USD 0.6bn to USD 57.7bn. Our common equity tier 1 (CET1) capital decreased by USD 0.9bn to USD 44.6bn, mainly as operating profit before tax of USD 1.5bn, with associated current tax expenses of USD 0.5bn, was more than offset by share repurchases of USD 1.3bn and dividend accruals of USD 0.4bn.

Our additional tier 1 (AT1) capital increased by USD 0.2bn to USD 13.1bn, mainly reflecting interest rate risk hedge, foreign currency translation and other effects.

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity increased by USD 5.6bn to USD 52.6bn, mainly due to 13 new issuances of TLAC-eligible senior unsecured debt, denominated in euro, US dollars, Australian dollars and yen, amounting to an equivalent of USD 8.6bn. This was partly offset by a USD 3.0bn decrease in gone concern capital following the announcement on 22 March 2023 of a tender offer to repurchase two TLAC-eligible senior unsecured debt instruments at their respective re-offer prices (ISIN CH1255915006, with an initial nominal amount of EUR 1.5bn, and ISIN CH1255915014, with an initial nominal amount of EUR 1.25bn, both issued on 17 March 2023). Due to the tender offer, which was made shortly after the instruments’ issue date in light of the anticipated acquisition of Credit Suisse announced on 19 March 2023, the aforementioned instruments were not eligible as gone concern capital as of 31 March 2023. The nominal amounts of the two instruments bought back under the tender offer until 4 April 2023, which was the tender offer’s final expiration deadline, totaled an equivalent of USD 0.8bn. The nominal amounts of instruments not bought back,  an equivalent of USD 2.2bn, were eligible again as gone concern capital following the expiration of the tender offer on 4 April 2023.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet | Capital management                                                                              28

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio decreased to 13.9% from 14.2%, reflecting the aforementioned decrease in CET1 capital and a USD 2.1bn increase in RWA.

Our CET1 leverage ratio decreased to 4.40% from 4.42%, due to the aforementioned decrease in CET1 capital, largely offset by a USD 14.0bn decrease in the LRD.

Our gone concern loss-absorbing capacity ratio increased to 16.4% from 14.7%, due to an increase in gone concern loss-absorbing capacity of USD 5.6bn, partly offset by the aforementioned increase in RWA.

Our gone concern leverage ratio increased to 5.2% from 4.6%, reflecting the aforementioned increase in gone concern loss-absorbing capacity and the aforementioned decrease in the LRD.

Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital	Swiss SRB
Common equity tier 1 capital as of 31.12.22	45,457
Operating profit before tax	1,495
Current tax (expense) / benefit	(487)
of which: related to corporate alternative minimum tax	(122)
Share repurchase program	(1,279)
Compensation- and own share-related capital components	(106)
Foreign currency translation effects, before tax	107
Other[1]	(598)
Common equity tier 1 capital as of 31.3.23	44,590
Loss-absorbing additional tier 1 capital as of 31.12.22	12,864
Interest rate risk hedge, foreign currency translation and other effects	239
Loss-absorbing additional tier 1 capital as of 31.3.23	13,104
Total going concern capital as of 31.12.22	58,321
Total going concern capital as of 31.3.23	57,694

Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.22	2,958
Interest rate risk hedge, foreign currency translation and other effects	17
Tier 2 capital as of 31.3.23	2,975
TLAC-eligible senior unsecured debt as of 31.12.22	44,033
Issuance of TLAC-eligible senior unsecured debt	8,556
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year	(791)
Debt not eligible as gone concern loss-absorbing capacity due to outstanding tender offer	(2,966)
Interest rate risk hedge, foreign currency translation and other effects	818
TLAC-eligible senior unsecured debt as of 31.3.23	49,649
Total gone concern loss-absorbing capacity as of 31.12.22	46,991
Total gone concern loss-absorbing capacity as of 31.3.23	52,624

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.22	105,312
Total loss-absorbing capacity as of 31.3.23	110,318
1 Includes dividend accruals for the current year (negative USD 0.4bn) and movements related to other items.

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Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD m	31.3.23	31.12.22
Total IFRS equity	57,106	57,218
Equity attributable to non-controlling interests	(352)	(342)
Defined benefit plans, net of tax	(361)	(311)
Deferred tax assets recognized for tax loss carry-forwards	(4,019)	(4,077)
Deferred tax assets for unused tax credits	(122)
Deferred tax assets on temporary differences, excess over threshold	(139)	(64)
Goodwill, net of tax[1]	(5,758)	(5,754)
Intangible assets, net of tax	(148)	(150)
Compensation-related components (not recognized in net profit)	(1,711)	(2,287)
Expected losses on advanced internal ratings-based portfolio less provisions	(439)	(471)
Unrealized (gains) / losses from cash flow hedges, net of tax	3,652	4,234
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	(582)	(523)
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date	(125)	(105)
Prudential valuation adjustments	(228)	(201)
Accruals for dividends to shareholders for 2022	(1,683)	(1,683)
Other[2]	(499)	(29)
Total common equity tier 1 capital	44,590	45,457

1 Includes goodwill related to significant investments in financial institutions of USD 20m as of 31 March 2023 (USD 20m as of 31 December 2022) presented on the balance sheet line Investments in associates.    2 Includes dividend accruals for the current year and other items.

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 14bn and our CET1 capital by USD 1.4bn as of 31 March 2023 (31 December 2022: USD 13bn and USD 1.4bn, respectively) and decreased our CET1 capital ratio 13 basis points (31 December 2022: 13 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 12bn and our CET1 capital by USD 1.3bn (31 December 2022: USD 12bn and USD 1.3bn, respectively) and increased our CET1 capital ratio 13 basis points (31 December 2022: 13 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 62bn as of 31 March 2023 (31 December 2022: USD 63bn) and decreased our Swiss SRB going concern leverage ratio 17 basis points (31 December 2022: 17 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 56bn (31 December 2022: USD 57bn) and increased our Swiss SRB going concern leverage ratio 17 basis points (31 December 2022: 17 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

›    Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2022 for more information

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Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 13 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have employed for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12‑month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this basis, we estimate the maximum loss in capital that we could incur over a 12‑month period as a result of our risks associated with these operational risk categories at USD 4.0bn as of 31 March 2023. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

›    Refer to “Non-financial risk” in the “Risk management and control” section of our Annual Report 2022 for more information

›    Refer to “Note 13 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk-weighted assets

During the first quarter of 2023, RWA increased by USD 2.1bn to USD 321.7bn, reflecting increases of USD 1.1bn from model updates and USD 1.0bn from currency effects, partly offset by a decrease of USD 0.1bn from asset size and other movements.

Movement in risk-weighted assets by key driver
USD bn	RWA as of 31.12.22	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 31.3.23
Credit and counterparty credit risk[2]	200.5	1.0		1.4		(1.9)	201.0
Non-counterparty-related risk[3]	24.2	0.1				(0.1)	24.2
Market risk	13.5			(0.3)		1.9	15.1
Operational risk	81.4					0.0	81.4
Total	319.6	1.0		1.1		(0.1)	321.7

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to our 31 March 2023 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book, investments in funds and securitization exposures in the banking book.    3 Noncounterparty- related risk includes deferred tax assets recognized for temporary differences, property, equipment, software and other items.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA were USD 201.0bn as of 31 March 2023. The increase of USD 0.5bn included currency effects of USD 1.0bn.

Asset size and other movements resulted in a USD 1.9bn decrease in RWA.

–     Investment Bank RWA decreased by USD 1.7bn, mainly reflecting lower RWA on securities financing transactions.

–     Group Functions RWA decreased by USD 1.1bn, mainly reflecting higher RWA allocations from Group Treasury to the business divisions on liquid assets and structural hedges.

–     Personal & Corporate Banking RWA increased by USD 0.9bn, primarily driven by higher RWA from loans and higher RWA allocated from Group Functions mainly on liquid assets and structural hedges.

–     Global Wealth Management RWA were unchanged, mainly as higher RWA on derivatives were offset by lower RWA on loans and other commitments.

–     Asset Management RWA were unchanged.

Model updates resulted in an RWA increase of USD 1.4bn, primarily driven by a USD 0.8bn quarterly phase-in impact related to updates to the loss-given-default (LGD) model for private equity and hedge fund financing trades, and a USD 0.5bn increase related to an update to the LGD model for corporate clients and financial institutions.

›    Refer to the “Risk management and control” section of this report for more information

›    Refer to our 31 March 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›    Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2022 for more information

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Market risk

Market risk RWA increased by USD 1.6bn to USD 15.1bn in the first quarter of 2023, mainly due to a USD 1.9bn increase in asset size and other movements in the Investment Bank’s Global Markets business. This was partly offset by a decrease of USD 0.3bn related to ongoing parameter updates of our value-at-risk (VaR) model. We are in discussions with FINMA regarding the integration of time decay into the regulatory VaR, which would replace the current add-on.

›    Refer to the “Risk management and control” section of this report for more information

›    Refer to our 31 March 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›    Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2022 for more information

Operational risk

Operational risk RWA were unchanged at USD 81.4bn.

›    Refer to “Note 13 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about the French cross-border matter

›    Refer to “Non-financial risk” in the “Risk management and control” section of our Annual Report 2022 for information about the advanced measurement approach model

Outlook

We expect that regulatory-driven updates to models will result in an RWA increase of around USD 4bn in 2023, including USD 1.1bn from the updates implemented in the first quarter. The full-year outlook for 2023 includes the RWA impact from the recalibration of certain multipliers as a result of our improvements to models, which are expected to reduce our RWA, and is subject to regulatory approval. The extent and timing of RWA changes may vary as model updates are completed and receive regulatory approval, along with changes in the composition of the relevant portfolios. The outlook furthermore reflects model updates for UBS Group AG consolidated as per the structure of 31 March 2023, without considering the impacts of our anticipated acquisition of Credit Suisse. Refer to the “Acquisition of Credit Suisse” section of this report for more information about our anticipated acquisition of Credit Suisse.

Risk-weighted assets by business division and Group Functions
USD bn	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total RWA
	31.3.23
Credit and counterparty credit risk[1]	68.4	66.9	3.0	57.0	5.7	201.0
Non-counterparty-related risk[2]	5.8	1.9	0.6	3.8	12.1	24.2
Market risk	1.8	0.0		11.5	1.8	15.1
Operational risk	37.6	9.1	3.2	21.3	10.1	81.4
Total	113.6	77.9	6.7	93.7	29.7	321.7

	31.12.22
Credit and counterparty credit risk[1]	68.4	64.9	3.0	57.7	6.5	200.5
Non-counterparty-related risk[2]	5.9	1.9	0.6	3.7	12.1	24.2
Market risk	1.6	0.0		10.1	1.8	13.5
Operational risk	37.6	9.1	3.2	21.3	10.1	81.4
Total	113.5	75.9	6.7	92.8	30.6	319.6

	31.3.23 vs 31.12.22
Credit and counterparty credit risk[1]	0.1	2.0	0.0	(0.7)	(0.8)	0.5
Non-counterparty-related risk[2]	(0.2)	0.0	0.0	0.2	(0.1)	0.0
Market risk	0.2	0.0		1.4	0.0	1.6
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0
Total	0.1	2.0	0.0	0.9	(0.9)	2.1

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 March 2023: USD 11.3bn; 31 December 2022: USD 11.4bn), as well as property, equipment, software and other items (31 March 2023: USD 12.8bn; 31 December 2022: USD 12.9bn).

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Leverage ratio denominator

During the first quarter of 2023, the LRD decreased by USD 14.0bn to USD 1,014.4bn, driven by an USD 18.7bn decrease in asset size and other movements, partly offset by a USD 4.7bn increase due to currency effects.

Movement in leverage ratio denominator by key driver
USD bn	LRD as of 31.12.22	Currency effects	Asset size and other	LRD as of 31.3.23
On-balance sheet exposures (excluding derivatives and securities financing transactions)[1]	816.0	4.1	(16.1)	804.0
Derivatives	90.3	0.3	1.0	91.6
Securities financing transactions	98.6	0.1	(1.9)	96.9
Off-balance sheet items	34.4	0.2	(1.7)	32.9
Deduction items	(10.8)	0.0	(0.1)	(10.9)
Total	1,028.5	4.7	(18.7)	1,014.4

1 The exposures exclude derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions. These exposures are presented separately under Derivatives and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures decreased by USD 16.1bn, mainly driven by lower central bank balances, partly offset by an increase in trading portfolio assets in the Investment Bank.

Derivatives increased by USD 1.0bn, primarily in the Investment Bank, reflecting lower netting and higher trading volumes, largely offset by market-driven decreases and lower margin requirements.

Securities financing transactions decreased by USD 1.9bn, mainly driven by roll-offs of excess cash reinvestment trades and lower collateral sourcing activities, partly offset by an increase in brokerage receivables and higher client activity levels.

Off-balance sheet items decreased by USD 1.7bn, mainly due to lower forward starting reverse repurchase agreements in Group Treasury.

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

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Leverage ratio denominator by business division and Group Functions
USD bn	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	31.3.23
Total IFRS assets	376.6	238.0	18.5	361.9	58.1	1,053.1
Difference in scope of consolidation[1]	0.0	0.0	(14.3)	(0.1)	0.1	(14.3)
Less: derivatives and securities financing transactions[2]	(26.0)	(13.9)	(0.1)	(169.5)	(25.3)	(234.8)
On-balance sheet exposures	350.7	224.1	4.1	192.3	32.9	804.0
Derivatives	5.3	1.1	0.0	82.5	2.6	91.6
Securities financing transactions	23.1	13.0	0.1	43.9	16.7	96.9
Off-balance sheet items	8.3	16.8		7.0	0.7	32.9
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.1)	(1.2)	(0.4)	(3.9)	(10.9)
Total	382.2	254.9	3.0	325.4	49.0	1,014.4

	31.12.22
Total IFRS assets	388.5	235.2	17.3	391.3	71.9	1,104.4
Difference in scope of consolidation[1]	0.0	0.0	(13.2)	(0.1)	0.0	(13.3)
Less: derivatives and securities financing transactions[2]	(23.7)	(11.9)	(0.1)	(201.7)	(37.7)	(275.0)
On-balance sheet exposures	364.8	223.4	4.0	189.5	34.2	816.0
Derivatives	5.4	1.5	0.0	80.0	3.3	90.3
Securities financing transactions	20.5	10.8	0.1	40.4	26.8	98.6
Off-balance sheet items	8.8	16.6		6.9	2.1	34.4
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.2)	(1.2)	(0.4)	(3.9)	(10.8)
Total	394.4	252.1	2.9	316.6	62.6	1,028.5

	31.3.23 vs 31.12.22
Total IFRS assets	(11.9)	2.8	1.1	(29.4)	(13.9)	(51.2)
Difference in scope of consolidation[1]	0.0	0.0	(1.0)	0.0	0.0	(1.0)
Less: derivatives and securities financing transactions[2]	(2.3)	(2.1)	0.0	32.2	12.5	40.3
On-balance sheet exposures	(14.2)	0.7	0.1	2.8	(1.3)	(11.9)
Derivatives	(0.1)	(0.4)	0.0	2.5	(0.7)	1.3
Securities financing transactions	2.6	2.3	0.0	3.5	(10.1)	(1.8)
Off-balance sheet items	(0.5)	0.2		0.1	(1.4)	(1.5)
Items deducted from Swiss SRB tier 1 capital	0.0	0.0	0.0	0.0	(0.1)	(0.1)
Total	(12.1)	2.8	0.1	8.8	(13.6)	(14.0)

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the leverage ratio denominator calculation.    2 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, all of which are in accordance with the regulatory scope of consolidation. These exposures are presented separately under Derivatives and Securities financing transactions in this table.

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Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Group Functions to the business divisions (the BDs). Average RWA and LRD are converted to common equity tier 1 (CET1) capital equivalents using capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any BD, the CET1 capital equivalent of RBC is used as a floor for that BD.

In addition to tangible equity, we allocate equity to the BDs to support goodwill and intangible assets.

Furthermore, we allocate to the BDs attributed equity related to certain CET1 deduction items, such as compensation-related components and expected losses on the advanced internal ratings-based portfolio less provisions.

We attribute all remaining Basel III capital deduction items to Group Functions. These items include deferred tax assets (DTAs) recognized for tax loss carry-forwards, DTAs on temporary differences in excess of the threshold, accruals for shareholder returns and unrealized gains / losses from cash flow hedges.

›    Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2022 for more information about the equity attribution framework

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders

Average attributed equity
	For the quarter ended
USD bn	31.3.23	31.12.22	31.3.22
Global Wealth Management	20.3	20.3	19.9
Personal & Corporate Banking	9.7	9.3	9.4
Asset Management	1.7	1.7	1.8
Investment Bank	13.0	12.7	13.2
Group Functions	12.0	12.4	15.5
of which: deferred tax assets[1]	4.9	4.9	5.4
of which: related to retained RWA and LRD[2]	2.5	3.0	3.1
of which: accruals for shareholder returns and others[3]	4.6	4.5	7.1
Average equity attributed to business divisions and Group Functions	56.8	56.3	59.8

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold), as well as retained risk-weighted assets (RWA) and leverage ratio denominator (LRD) related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 Includes attributed equity related to dividend accruals, unrealized gains / losses from cash flow hedges, and a balancing item for capital held in excess of the 12.5% capital and 3.75% leverage ratio calibration thresholds for equity attribution.

Return on attributed equity[1,2]
	For the quarter ended
in %	31.3.23	31.12.22	31.3.22
Global Wealth Management	23.9	20.9	26.3
Personal & Corporate Banking	24.7	22.8	18.2
Asset Management	21.8	29.3	39.5
Investment Bank	14.6	3.5	28.2

1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

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Liquidity and funding management

Strategy, objectives and governance

This section provides liquidity and funding management information and should be read in conjunction with “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2022, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Liquidity coverage ratio

The quarterly average liquidity coverage ratio (the LCR) of UBS Group decreased 1.8 percentage points to 161.9%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The movement in the average LCR was driven by a reduction in high-quality liquid assets (HQLA) of USD 8.4bn to USD 230.2bn, mainly due to higher net funding needs driven by higher trading portfolio assets, increased loans to customers and lower net cash collateral payables on derivative instruments, partly offset by lower receivables from securities financing transactions and higher debt issued designated at fair value.

The decrease in HQLA was largely offset by a USD 3.8bn reduction in net cash outflows to USD 142.2bn, mainly due to lower outflows from customer deposits, partly offset by higher outflows from maturing debt issued.

›    Refer to our 31 March 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2022 for more information about the LCR

Liquidity coverage ratio
USD bn, except where indicated	Average 1Q23[1]	Average 4Q22[1]
High-quality liquid assets	230.2	238.6
Net cash outflows[2]	142.2	146.0
Liquidity coverage ratio (%)[3]	161.9	163.7

1 Calculated based on an average of 64 data points in the first quarter of 2023 and 63 data points in the fourth quarter of 2022.    2 Represents the net cash outflows expected over a stress period of 30 calendar days.    3 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Net stable funding ratio

As of 31 March 2023, the net stable funding ratio (the NSFR) decreased by 2.1 percentage points to 117.7%, remaining above the prudential requirement communicated by FINMA.

The movement in the NSFR was driven by USD 4.2bn higher required stable funding, mainly due to an increase in trading portfolio assets, and USD 5.2bn lower available stable funding, mainly due to a decrease in customer deposits, partly offset by increased debt securities issued.

›     Refer to our 31 March 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2022 for more information about the NSFR

Net stable funding ratio
USD bn, except where indicated	31.3.23	31.12.22
Available stable funding	556.3	561.4
Required stable funding	472.7	468.5
Net stable funding ratio (%)	117.7	119.8

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Balance sheet and off-balance sheet

Strategy, objectives and governance

This section provides balance sheet and off-balance sheet information and should be read in conjunction with “Balance sheet and off-balance sheet” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2022, which provides more information about the Group’s balance sheet and off-balance sheet positions.

Balances disclosed in this report represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Balance sheet assets (31 March 2023 vs 31 December 2022)

Total assets were USD 1,053.1bn as of 31 March 2023. The net decrease of USD 51.3bn included an increase due to currency effects of approximately USD 4.4bn.

Derivatives and cash collateral receivables on derivative instruments decreased by USD 38.1bn, mainly in our Derivatives & Solutions and Financing businesses in the Investment Bank, primarily reflecting decreases in foreign currency contracts, where the contracts in place at the end of March 2023 had lower fair values compared with the contracts in place at the end of December 2022. Cash and balances at central banks decreased by USD 25.2bn, mainly driven by lower customer deposits, higher trading portfolio assets and lower brokerage payables, partly offset by inflows from roll-offs of securities financing transactions. Securities financing transactions at amortized cost decreased by USD 7.8bn, predominantly reflecting maturities of excess cash reinvestment trades and lower collateral sourcing.

These decreases were partly offset by a USD 9.9bn increase in trading portfolio assets, primarily reflecting higher inventory levels held to hedge client positions in our Financing and Derivatives & Solutions businesses. Other financial assets measured at amortized cost and fair value increased by USD 1.9bn, mainly driven by higher securities financing transactions measured at fair value due to higher client activity levels. Brokerage receivables increased by USD 3.4bn, mainly in our Financing business as decreases in client lending were more than offset by lower netting effects against Brokerage payables. Lending assets increased by USD 3.0bn, mainly reflecting currency effects.

›    Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of		% change from
USD bn	31.3.23	31.12.22	31.12.22
Cash and balances at central banks	144.2	169.4	(15)
Lending[1]	405.0	402.0	1
Securities financing transactions at amortized cost	60.0	67.8	(12)
Trading portfolio[2]	117.8	107.9	9
Derivatives and cash collateral receivables on derivative instruments	147.0	185.1	(21)
Brokerage receivables	21.0	17.6	20
Other financial assets measured at amortized cost and fair value[3]	104.1	102.2	2
Non-financial assets and financial assets for unit-linked investment contracts	54.0	52.3	3
Total assets	1,053.1	1,104.4	(5)

1 Consists of loans and advances to customers and banks.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Balance sheet liabilities (31 March 2023 vs 31 December 2022)

Total liabilities were USD 996.0bn as of 31 March 2023. The net decrease of USD 51.1bn included an increase due to currency effects of approximately USD 4.0bn.

Derivatives and cash collateral payables on derivative instruments decreased by USD 42.9bn, mainly in our Derivatives & Solutions and Financing businesses, primarily reflecting roll-offs of foreign currency contracts, in line with the asset side. Customer deposits decreased by USD 19.5bn, predominantly reflecting decreases in Global Wealth Management with clients shifting US dollar deposits to money market instruments and US-government securities, partly offset by net new inflows into fixed-term and savings deposit products. Other financial liabilities measured at amortized cost and fair value decreased by USD 4.8bn, mainly driven by lower securities financing transactions measured at fair value.

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet                                                         37

These decreases were partly offset by a USD 7.5bn increase in debt issued designated at fair value and long-term debt issued measured at amortized cost, mainly driven by net new issuances of senior unsecured debt that contributed to total loss-absorbing capacity in Group Treasury and market-driven movements on equity-linked notes in the Derivatives & Solutions business as equity markets increased during the first quarter of 2023. Securities financing transactions at amortized cost increased by USD 5.7bn as Group Treasury sourced additional funding for the Group. Trading portfolio liabilities increased by USD 4.9bn, mainly due to increased short positions to hedge client derivatives.

The “Liabilities by product and currency” table in this section provides more information about our funding sources.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about capital and senior debt instruments

›    Refer to the “Consolidated financial statements” section of this report for more information

Liabilities and equity
	As of		% change from
USD bn	31.3.23	31.12.22	31.12.22
Short-term borrowings[1]	41.0	41.3	(1)
Securities financing transactions at amortized cost	9.9	4.2	135
Customer deposits	505.6	525.1	(4)
Debt issued designated at fair value and long-term debt issued measured at amortized cost[2]	166.1	158.6	5
Trading portfolio[3]	34.4	29.5	16
Derivatives and cash collateral payables on derivative instruments	148.4	191.3	(22)
Brokerage payables	43.9	45.1	(3)
Other financial liabilities measured at amortized cost and fair value[4]	21.8	26.6	(18)
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	25.0	25.5	(2)
Total liabilities	996.0	1,047.1	(5)
Share capital	0.3	0.3	0
Share premium	13.0	13.5	(4)
Treasury shares	(8.2)	(6.9)	20
Retained earnings	51.1	50.0	2
Other comprehensive income[5]	0.6	(0.1)
Total equity attributable to shareholders	56.8	56.9	0
Equity attributable to non-controlling interests	0.4	0.3	3
Total equity	57.1	57.2	0
Total liabilities and equity	1,053.1	1,104.4	(5)

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Equity (31 March 2023 vs 31 December 2022)

Equity attributable to shareholders decreased by USD 122m to USD 56,754m as of 31 March 2023.

The decrease of USD 122m was mainly driven by net treasury share activity that reduced equity by USD 2,149m. This was predominantly due to repurchases of USD 1,279m of shares under our 2022 share repurchase program and the purchase of USD 935m of shares in relation to employee share-based compensation plans.

The decrease was largely offset by total comprehensive income attributable to shareholders of USD 1,820m, reflecting net profit of USD 1,029m and other comprehensive income (OCI) of USD 791m. OCI mainly included cash flow hedge OCI of USD 606m and OCI related to foreign currency translation of USD 106m. In addition, deferred share-based compensation awards of USD 199m were expensed in the income statement, increasing share premium.

The payment of the 2022 dividend of USD 0.55 per share, approved by shareholders at the 2023 Annual General Meeting, reduced equity attributable to shareholders by USD 1.7bn in April 2023.

›    Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information

›    Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital

›    Refer to the “Share information and earnings per share” section of this report for more information about our share repurchase programs

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet                                                         38

Liabilities by product and currency
			USD Equivalent
	All currencies		of which: USD		of which: CHF		of which: EUR
USD bn	31.3.23	31.12.22	31.3.23	31.12.22	31.3.23	31.12.22	31.3.23	31.12.22
Short-term borrowings	41.0	41.3	24.1	23.3	4.6	3.8	3.8	4.4
of which: amounts due to banks	13.6	11.6	6.1	4.2	4.5	3.7	0.7	1.1
of which: short-term debt issued[1]	27.4	29.7	18.0	19.0	0.2	0.1	3.2	3.3
Securities financing transactions at amortized cost	9.9	4.2	9.1	3.6	0.0	0.0	0.2	0.2
Customer deposits	505.6	525.1	211.5	226.6	198.3	198.5	50.8	53.6
of which: demand deposits	165.9	180.8	43.6	47.1	66.7	71.4	31.8	37.3
of which: retail savings / deposits	149.5	149.3	24.3	24.6	119.8	119.0	5.3	5.6
of which: sweep deposits	53.4	69.2	53.4	69.2	0.0	0.0	0.0	0.0
of which: time deposits	136.9	125.7	90.2	85.7	11.7	8.1	13.8	10.6
Debt issued designated at fair value and long-term debt issued measured at amortized cost[2]	166.1	158.6	103.0	98.4	17.2	16.9	33.1	29.6
Trading portfolio[3]	34.4	29.5	13.0	12.1	0.9	0.8	8.7	8.1
Derivatives and cash collateral payables on derivative instruments	148.4	191.3	123.7	160.4	3.0	3.8	12.8	15.8
Brokerage payables	43.9	45.1	32.2	32.3	0.5	0.4	2.9	3.2
Other financial liabilities measured at amortized cost and fair value[4]	21.8	26.6	10.2	16.3	2.3	1.7	5.4	4.8
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	25.0	25.5	5.0	4.7	1.7	1.5	1.8	2.9
Total liabilities	996.0	1,047.1	531.7	577.7	228.5	227.6	119.5	122.6

1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.

Off-balance sheet (31 March 2023 vs 31 December 2022)

Guarantees increased by USD 0.6bn, mainly in Group Treasury, relating to guarantees issued to corporate clients. Loan commitments and committed unconditionally revocable credit lines were broadly unchanged as of 31 March 2023 compared with 31 December 2022. Forward starting reverse repurchase agreements increased by USD 0.9bn and forward starting repurchase agreements increased by USD 4.1bn, both in Group Treasury, reflecting fluctuations in the levels of business division activity in short-dated securities financing transactions.

Off-balance sheet
	As of		% change from
USD bn	31.3.23	31.12.22	31.12.22
Guarantees[1,2]	21.2	20.6	3
Loan commitments[1]	39.8	40.0	(1)
Committed unconditionally revocable credit lines	41.1	41.4	(1)
Forward starting reverse repurchase agreements	4.7	3.8	23
Forward starting repurchase agreements	6.0	1.9	221
1 Guarantees and loan commitments are shown net of sub-participations. 2 Includes guarantees measured at fair value through profit or loss.

Share information and earnings per share

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a nominal value of CHF 0.10. Shares issued were unchanged in the first quarter of 2023 compared with the fourth quarter of 2022.

In the second quarter of 2023, the share capital currency of UBS Group AG will be changed from the Swiss franc to the US dollar, as approved by shareholders at the 2023 Annual General Meeting (the AGM). This will align the share capital currency with the financial statement presentation currency of UBS Group AG. The share capital of UBS Group AG will be slightly reduced to a nominal value per share of USD 0.10 (from CHF 0.10 currently), with the amount of the reduction allocated to the capital contribution reserve (presented as Share premium in the consolidated financial statements). Total equity reported for UBS Group AG consolidated and standalone will not be affected by this change.

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet                                                         39

We held 472m shares as of 31 March 2023, of which 361m shares were acquired under our 2021 and 2022 share repurchase programs and originally intended for cancellation. Upon completion of the anticipated acquisition of Credit Suisse, a portion of the shares repurchased under the 2022 program are expected to be transferred to Credit Suisse shareholders in an exchange of shares as consideration for the transaction. The 62.5m shares repurchased after 18 February 2022 under the 2021 program for a total acquisition cost of USD 1,115m (CHF 1,035m) will be canceled by means of a capital reduction in the second quarter of 2023, as approved by shareholders at the 2023 AGM.

The remaining 111m shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans.

Treasury shares held increased by 55m shares in the first quarter of 2023. This mainly reflected repurchases of 64.6m shares (acquisition cost of USD 1,300m, or CHF 1,202m) under our 2022 share repurchase program and 27.1m shares purchased from the market to hedge future share delivery obligations related to employee share-based compensation awards, partly offset by the delivery of treasury shares under our share-based compensation plans.

Shares acquired under our 2022 program totaled 299m as of 31 March 2023 for a total acquisition cost of USD 5,245m (CHF 5,010m). A new two-year share repurchase program of up to USD 6bn was approved by shareholders at the 2023 AGM. However, we have temporarily suspended repurchases under the share repurchase programs due to the anticipated acquisition of Credit Suisse.

›    Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more information about equity attributable to shareholders and tangible equity attributable to shareholders

	As of or for the quarter ended
	31.3.23	31.12.22	31.3.22

Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic EPS	1,029	1,653	2,136
Less: (profit) / loss on own equity derivative contracts	0	0	0
Net profit / (loss) attributable to shareholders for diluted EPS	1,029	1,653	2,136

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,072,799,315	3,141,689,290	3,380,254,237
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding[2]	140,868,722	136,909,896	148,405,048
Weighted average shares outstanding for diluted EPS	3,213,668,037	3,278,599,186	3,528,659,285

Earnings per share (USD)
Basic	0.33	0.53	0.63
Diluted	0.32	0.50	0.61

Shares outstanding and potentially dilutive instruments
Shares issued	3,524,635,722	3,524,635,722	3,702,422,995
Treasury shares[3]	472,352,835	416,909,010	353,284,628
of which: related to the 2021 share repurchase program	62,548,000	62,548,000	240,335,273
of which: related to the 2022 share repurchase program	298,537,950	233,901,950
Shares outstanding	3,052,282,887	3,107,726,712	3,349,138,367
Potentially dilutive instruments[4]	4,859,813	5,873,046	12,337,848

Other key figures
Total book value per share (USD)	18.59	18.30	17.57
Tangible book value per share (USD)	16.54	16.28	15.67
Share price (USD)[5]	21.07	18.61	19.64
Market capitalization (USD m)	64,322	57,848	65,775

1 The weighted average shares outstanding for basic earnings per share are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 The weighted average number of shares for notional employee awards with performance conditions reflects all potentially dilutive shares that are expected to vest under the terms of the awards.    3 Based on a settlement date view.    4 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for any of the periods presented. It mainly includes equity-based awards subject to absolute and relative performance conditions and equity derivative contracts.    5 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG				Security identification codes
Trading exchange	SIX / NYSE	Bloomberg	Reuters	ISIN	CH0244767585
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S	Valoren	24 476 758
New York Stock Exchange	UBS	UBS UN	UBS.N	CUSIP	CINS H42097 10 7

First quarter 2023 report | Risk, capital, liquidity and funding, and balance sheet | Share information and earnings per share                                                 40

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

42	Income statement
43	Statement of comprehensive income
44	Balance sheet
45	Statement of changes in equity
46	Statement of cash flows

47	1 Basis of accounting
48	2 Segment reporting
48	3 Net interest income
49	4 Net fee and commission income
49	5 Personnel expenses
49	6 General and administrative expenses
49	7 Expected credit loss measurement
55	8 Fair value measurement
61	9 Derivative instruments
62	10 Other assets and liabilities
63	11 Debt issued designated at fair value
63	12 Debt issued measured at amortized cost
64	13 Provisions and contingent liabilities

UBS AG interim consolidated financial information (unaudited)

70	Comparison between UBS Group AG consolidated and UBS AG consolidated

First quarter 2023 report | Consolidated financial statements                                                                                                                                          41

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended
USD m	Note	31.3.23	31.12.22	31.3.22
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	4,777	4,180	2,144
Interest expense from financial instruments measured at amortized cost	3	(3,814)	(2,954)	(781)
Net interest income from financial instruments measured at fair value through profit or loss and other	3	425	363	408
Net interest income	3	1,388	1,589	1,771
Other net income from financial instruments measured at fair value through profit or loss		2,681	1,876	2,226
Fee and commission income	4	5,053	4,771	5,837
Fee and commission expense	4	(447)	(413)	(484)
Net fee and commission income	4	4,606	4,359	5,353
Other income		69	206	32
Total revenues		8,744	8,029	9,382

Credit loss expense / (release)	7	38	7	18

Personnel expenses	5	4,620	4,122	4,920
General and administrative expenses	6	2,065	1,420	1,208
Depreciation, amortization and impairment of non-financial assets		525	543	506
Operating expenses		7,210	6,085	6,634
Operating profit / (loss) before tax		1,495	1,937	2,729
Tax expense / (benefit)		459	280	585
Net profit / (loss)		1,037	1,657	2,144
Net profit / (loss) attributable to non-controlling interests		8	4	8
Net profit / (loss) attributable to shareholders		1,029	1,653	2,136

Earnings per share (USD)
Basic		0.33	0.53	0.63
Diluted		0.32	0.50	0.61

First quarter 2023 report | Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)                                      42

Statement of comprehensive income
	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22

Comprehensive income attributable to shareholders[1]
Net profit / (loss)	1,029	1,653	2,136
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	236	1,753	(482)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(127)	(798)	217
Foreign currency translation differences on foreign operations reclassified to the income statement	(1)	0	0
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	(1)	3	0
Income tax relating to foreign currency translations, including the effect of net investment hedges	(2)	(10)	2
Subtotal foreign currency translation, net of tax	106	948	(263)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax[2]	2	5	(439)
Net realized (gains) / losses reclassified to the income statement from equity	0	0	0
Income tax relating to net unrealized gains / (losses)	0	0	112
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	2	6	(327)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	387	59	(2,465)
Net (gains) / losses reclassified to the income statement from equity	349	210	(237)
Income tax relating to cash flow hedges	(130)	(43)	518
Subtotal cash flow hedges, net of tax	606	225	(2,184)
Cost of hedging
Cost of hedging, before tax	(5)	(69)	77
Income tax relating to cost of hedging	0	3	0
Subtotal cost of hedging, net of tax	(5)	(66)	77
Total other comprehensive income that may be reclassified to the income statement, net of tax	709	1,113	(2,697)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	25	(372)	41
Income tax relating to defined benefit plans	6	29	(1)
Subtotal defined benefit plans, net of tax	31	(343)	40
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	69	(304)	423
Income tax relating to own credit on financial liabilities designated at fair value	(17)	71	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	51	(233)	423
Total other comprehensive income that will not be reclassified to the income statement, net of tax	83	(576)	463

Total other comprehensive income	791	538	(2,234)
Total comprehensive income attributable to shareholders	1,820	2,190	(98)

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	8	4	8
Total other comprehensive income that will not be reclassified to the income statement, net of tax	5	13	18
Total comprehensive income attributable to non-controlling interests	13	17	26

Total comprehensive income
Net profit / (loss)	1,037	1,657	2,144
Other comprehensive income	796	551	(2,216)
of which: other comprehensive income that may be reclassified to the income statement	709	1,113	(2,697)
of which: other comprehensive income that will not be reclassified to the income statement	87	(562)	481
Total comprehensive income	1,833	2,208	(72)

1 Refer to the “Group performance” section of this report for more information.    2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. As a result, the related cumulative fair value losses of USD 449m pre-tax and USD 333m post-tax, previously recognized in Other comprehensive income, have been removed from equity and adjusted against the value of the assets at the reclassification date.

First quarter 2023 report | Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)                                      43

Balance sheet
USD m	Note	31.3.23	31.12.22

Assets
Cash and balances at central banks		144,183	169,445
Loans and advances to banks		14,901	14,792
Receivables from securities financing transactions measured at amortized cost		60,010	67,814
Cash collateral receivables on derivative instruments	9	32,726	35,032
Loans and advances to customers	7	390,130	387,220
Other financial assets measured at amortized cost	10	49,179	53,264
Total financial assets measured at amortized cost		691,130	727,568
Financial assets at fair value held for trading	8	117,757	107,866
of which: assets pledged as collateral that may be sold or repledged by counterparties		37,569	36,742
Derivative financial instruments	8, 9	114,251	150,108
Brokerage receivables	8	21,025	17,576
Financial assets at fair value not held for trading	8	66,826	59,796
Total financial assets measured at fair value through profit or loss		319,859	335,347
Financial assets measured at fair value through other comprehensive income	8	2,241	2,239
Investments in associates		1,114	1,101
Property, equipment and software		12,249	12,288
Goodwill and intangible assets		6,272	6,267
Deferred tax assets		9,310	9,389
Other non-financial assets	10	10,958	10,166
Total assets		1,053,134	1,104,364

Liabilities
Amounts due to banks		13,595	11,596
Payables from securities financing transactions measured at amortized cost		9,870	4,202
Cash collateral payables on derivative instruments	9	32,238	36,436
Customer deposits		505,581	525,051
Debt issued measured at amortized cost	12	116,312	114,621
Other financial liabilities measured at amortized cost	10	10,292	9,575
Total financial liabilities measured at amortized cost		687,889	701,481
Financial liabilities at fair value held for trading	8	34,374	29,515
Derivative financial instruments	8, 9	116,113	154,906
Brokerage payables designated at fair value	8	43,911	45,085
Debt issued designated at fair value	8, 11	77,233	73,638
Other financial liabilities designated at fair value	8, 10	25,758	30,237
Total financial liabilities measured at fair value through profit or loss		297,390	333,381
Provisions	13	3,937	3,243
Other non-financial liabilities	10	6,811	9,040
Total liabilities		996,028	1,047,146

Equity
Share capital		304	304
Share premium		12,971	13,546
Treasury shares		(8,242)	(6,874)
Retained earnings		51,140	50,004
Other comprehensive income recognized directly in equity, net of tax		581	(103)
Equity attributable to shareholders		56,754	56,876
Equity attributable to non-controlling interests		352	342
Total equity		57,106	57,218
Total liabilities and equity		1,053,134	1,104,364

First quarter 2023 report | Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)                                      44

Statement of changes in equity
USD m	Share capital and share premium	Treasury shares	Retained earnings	OCI recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: cash flow hedges	Total equity attributable to shareholders
Balance as of 1 January 2023[2]	13,850	(6,874)	50,004	(103)	4,128	(4,234)	56,876
Acquisition of treasury shares		(2,270)[3]					(2,270)
Delivery of treasury shares under share-based compensation plans	(798)	845					47
Other disposal of treasury shares	(4)	57[3]					53
Share-based compensation expensed in the income statement	199						199
Tax (expense) / benefit	7						7
Equity classified as obligation to purchase own shares	22						22
Translation effects recognized directly in retained earnings			24	(24)		(24)	0
Share of changes in retained earnings of associates and joint ventures			0				0
New consolidations / (deconsolidations) and other increases / (decreases)	0						0
Total comprehensive income for the period			1,111	709	106	606	1,820
of which: net profit / (loss)			1,029				1,029
of which: OCI, net of tax			83	709	106	606	791
Balance as of 31 March 2023[2]	13,275	(8,242)	51,140	581	4,234	(3,652)	56,754
Non-controlling interests as of 31 March 2023							352
Total equity as of 31 March 2023							57,106

Balance as of 1 January 2022[2]	16,250	(4,675)	43,851	5,236	4,653	628	60,662
Acquisition of treasury shares		(1,960)[3]					(1,960)
Delivery of treasury shares under share-based compensation plans	(735)	777					42
Other disposal of treasury shares	2	48[3]					50
Share-based compensation expensed in the income statement	193						193
Tax (expense) / benefit	2						2
Equity classified as obligation to purchase own shares	(41)						(41)
Translation effects recognized directly in retained earnings			1	(1)		(1)	0
Share of changes in retained earnings of associates and joint ventures			0				0
New consolidations / (deconsolidations) and other increases / (decreases)	5						5
Total comprehensive income for the period			2,599	(2,697)	(263)	(2,184)	(98)
of which: net profit / (loss)			2,136				2,136
of which: OCI, net of tax			463	(2,697)	(263)	(2,184)	(2,234)
Balance as of 31 March 2022[2]	15,677	(5,811)	46,451	2,538	4,390	(1,556)	58,855
Non-controlling interests as of 31 March 2022							356
Total equity as of 31 March 2022							59,212

1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.    2 Excludes non-controlling interests.    3 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments. These acquisitions and disposals are reported based on the sum of the net monthly movements.

First quarter 2023 report | Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)                                      45

Statement of cash flows
	Year-to-date
USD m	31.3.23	31.3.22

Cash flow from / (used in) operating activities
Net profit / (loss)	1,037	2,144
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial assets	525	506
Credit loss expense / (release)	38	18
Share of net profits of associates and joint ventures and impairment related to associates	(10)	4
Deferred tax expense / (benefit)	(28)	221
Net loss / (gain) from investing activities	(87)	19
Net loss / (gain) from financing activities	3,442	(4,597)
Other net adjustments	(816)	1,925
Net change in operating assets and liabilities:
Loans and advances to banks and amounts due to banks	1,855	3,869
Securities financing transactions measured at amortized cost	13,493	7,011
Cash collateral on derivative instruments	(1,891)	(955)
Loans and advances to customers and customer deposits	(22,709)	5,927
Financial assets and liabilities at fair value held for trading and derivative financial instruments	(6,125)	8,215
Brokerage receivables and payables	(4,618)	5,081
Financial assets at fair value not held for trading and other financial assets and liabilities	(7,182)	252
Provisions and other non-financial assets and liabilities	(1,483)	(1,691)
Income taxes paid, net of refunds	(545)	(670)
Net cash flow from / (used in) operating activities	(25,106)	27,279

Cash flow from / (used in) investing activities
Purchase of property, equipment and software	(375)	(402)
Purchase of financial assets measured at fair value through other comprehensive income	(1,092)	(1,645)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	1,102	1,092
Net (purchase) / redemption of debt securities measured at amortized cost	(2,030)	(2,547)
Net cash flow from / (used in) investing activities	(2,396)	(3,502)

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(2,429)	(5,188)
Net movements in treasury shares and own equity derivative activity	(2,191)	(1,886)
Issuance of debt designated at fair value and long-term debt measured at amortized cost	26,811	24,381
Repayment of debt designated at fair value and long-term debt measured at amortized cost	(23,193)	(21,201)
Net cash flows from other financing activities	(126)	(224)
Net cash flow from / (used in) financing activities	(1,128)	(4,119)

Total cash flow
Cash and cash equivalents at the beginning of the period	195,321	207,875
Net cash flow from / (used in) operating, investing and financing activities	(28,629)	19,658
Effects of exchange rate differences on cash and cash equivalents	747	(2,731)
Cash and cash equivalents at the end of the period[1]	167,439	224,802
of which: cash and balances at central banks[2]	144,099	206,666
of which: loans and advances to banks	13,439	16,618
of which: money market paper[3]	9,901	1,518

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	7,047	2,887
Interest paid in cash	5,859	1,387
Dividends on equity investments, investment funds and associates received in cash[4]	525	456

1 USD 4,137m and USD 4,359m of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 March 2023 and 31 March 2022, respectively. Refer to “Note 22 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2022 for more information.    2 Includes only balances with an original maturity of three months or less.    3 Money market paper is included in the balance sheet under Financial assets at fair value not held for trading (31 March 2023: USD 9,644m; 31 March 2022: USD 1,202m), Other financial assets measured at amortized cost (31 March 2023: USD 218m; 31 March 2022: USD 138m), Financial assets at fair value held for trading (31 March 2023: USD 39m; 31 March 2022: USD 63m), and Financial assets measured at fair value through other comprehensive income (31 March 2023: USD 0m; 31 March 2022: USD 115m).    4 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

First quarter 2023 report | Consolidated financial statements | UBS Group AG interim consolidated financial statements (unaudited)                                      46

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1  Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS Group AG and its subsidiaries (together, “UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and are presented in US dollars. These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual financial statements for the period ended 31 December 2022, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements in the Annual Report 2022 and the “Management report” sections of this report, including the disclosures in the “Acquisition of Credit Suisse” section of this report regarding the anticipated acquisition of Credit Suisse. In the opinion of management, all necessary adjustments have been made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Material accounting policies” in the “Consolidated financial statements” section of the Annual Report 2022.

IFRS 17, Insurance Contracts

Effective from 1 January 2023, UBS has adopted IFRS 17, Insurance Contracts, which sets out the accounting requirements for contractual rights and obligations that arise from insurance contracts issued and reinsurance contracts held. The adoption has had no effect on the Group’s financial statements. UBS does not provide insurance services in any market.

Other amendments to IFRS

Effective from 1 January 2023, UBS has adopted a number of minor amendments to IFRS, which have had no significant effect on the Group.

Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended
	31.3.23	31.12.22	31.3.22	31.3.23	31.12.22	31.3.22
1 CHF	1.09	1.08	1.08	1.08	1.05	1.08
1 EUR	1.08	1.07	1.11	1.08	1.04	1.12
1 GBP	1.23	1.21	1.31	1.22	1.19	1.33
100 JPY	0.75	0.76	0.82	0.75	0.73	0.85

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    47

Note 2  Segment reporting

USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the quarter ended 31 March 2023[1]
Net interest income	1,491	705	(8)	(501)	(300)	1,388
Non-interest income	3,301	573	510	2,850	123	7,356
Total revenues	4,792	1,278	502	2,349	(177)	8,744
Credit loss expense / (release)	15	16	0	7	0	38
Operating expenses	3,561	663	408	1,866	712	7,210
Operating profit / (loss) before tax	1,215	599	94	477	(890)	1,495
Tax expense / (benefit)						459
Net profit / (loss)						1,037

As of 31 March 2023[1]
Total assets	376,643	238,001	18,491	361,921	58,077	1,053,134

For the quarter ended 31 March 2022[1]
Net interest income	1,141	535	(4)	133	(34)	1,771
Non-interest income	3,763	552	582	2,775	(61)	7,611
Total revenues	4,904	1,086	578	2,908	(95)	9,382
Credit loss expense / (release)	(7)	23	0	4	0	18
Operating expenses	3,602	635	404	1,976	18	6,634
Operating profit / (loss) before tax	1,310	428	174	929	(112)	2,729
Tax expense / (benefit)						585
Net profit / (loss)						2,144

As of 31 December 2022[1]
Total assets	388,530	235,226	17,348	391,320	71,940	1,104,364
1 Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2022 for more information about the Group’s reporting segments.

Note 3   Net interest income

	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22
Interest income from loans and deposits[1]	4,106	3,546	1,660
Interest income from securities financing transactions measured at amortized cost[2]	766	636	118
Interest income from other financial instruments measured at amortized cost	259	207	72
Interest income from debt instruments measured at fair value through other comprehensive income	23	14	41
Interest income from derivative instruments designated as cash flow hedges	(376)	(223)	253
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	4,777	4,180	2,144
Interest expense on loans and deposits[3]	1,994	1,481	139
Interest expense on securities financing transactions measured at amortized cost[4]	365	295	224
Interest expense on debt issued	1,429	1,154	396
Interest expense on lease liabilities	26	25	23
Total interest expense from financial instruments measured at amortized cost	3,814	2,954	781
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	962	1,226	1,363
Net interest income from financial instruments measured at fair value through profit or loss and other	425	363	408
Total net interest income	1,388	1,589	1,771

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    48

Note 4   Net fee and commission income

	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22
Underwriting fees	127	121	172
M&A and corporate finance fees	178	196	237
Brokerage fees	880	759	1,077
Investment fund fees	1,178	1,148	1,388
Portfolio management and related services	2,210	2,121	2,463
Other	479	427	501
Total fee and commission income[1]	5,053	4,771	5,837
of which: recurring	3,413	3,324	3,860
of which: transaction-based	1,616	1,423	1,958
of which: performance-based	24	24	19
Fee and commission expense	447	413	484
Net fee and commission income	4,606	4,359	5,353

1 Reflects third-party fee and commission income for the first quarter of 2023 of USD 3,145m for Global Wealth Management (fourth quarter of 2022: USD 2,965m; first quarter of 2022: USD 3,637m), USD 449m for Personal & Corporate Banking (fourth quarter of 2022: USD 389m; first quarter of 2022: USD 446m), USD 687m for Asset Management (fourth quarter of 2022: USD 676m; first quarter of 2022: USD 762m), USD 770m for the Investment Bank (fourth quarter of 2022: USD 738m; first quarter of 2022: USD 988m) and USD 3m for Group Functions (fourth quarter of 2022: USD 3m; first quarter of 2022: USD 4m).

Note 5   Personnel expenses

	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22
Salaries and variable compensation[1]	3,885	3,478	4,169
of which: variable compensation – financial advisors[2]	1,111	1,073	1,220
Contractors	70	80	83
Social security	279	210	285
Post-employment benefit plans	236	169	249
Other personnel expenses	151	185	135
Total personnel expenses	4,620	4,122	4,920

1 Includes role-based allowances.    2 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 6   General and administrative expenses

	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22
Outsourcing costs	248	225	227
Technology costs	322	294	289
Consulting, legal and audit fees	181	179	129
Real estate and logistics costs	142	165	147
Market data services	113	108	106
Marketing and communication	52	100	40
Travel and entertainment	54	62	20
Litigation, regulatory and similar matters[1]	721	50	57
Other	232	236	192
Total general and administrative expenses	2,065	1,420	1,208
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 13b for more information.

Note 7   Expected credit loss measurement

a) Credit loss expense / release

Total net credit loss expenses in the first quarter of 2023 were USD 38m, reflecting USD 26m net credit loss expenses related to stage 1 and 2 positions and USD 12m net credit loss expenses related to stage 3 positions, primarily in the Investment Bank.

Stage 1 and 2 net expenses of USD 26m included scenario-update-related expenses of USD 21m, primarily for real estate lending due to less optimistic house price forecasts and, to a lesser extent, lending to SME clients due to rising interest rates.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    49

Note 7   Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and post-model adjustments

Scenarios and scenario weights

The expected credit loss (ECL) scenarios, along with their related macroeconomic factors and market data, were reviewed in light of the economic and political conditions prevailing in the first quarter of 2023 through a series of governance meetings, with input and feedback from UBS Risk and Finance experts across the business divisions and regions. UBS decided to apply the same scenarios (baseline, stagflationary geopolitical crisis, global crisis, asset price inflation) and weights in the first quarter of 2023 as in the fourth quarter of 2022. Refer to the table below for scenarios and weights applied.

The baseline scenario was updated with the latest macroeconomic data as of 31 March 2023. The assumptions on a calendar-year basis are included in the table below and imply a weaker economic forecast for 2023, mainly in the US, and less optimistic house price forecasts in the US and Switzerland, compared with 31 December 2022.

The global crisis scenario, the stagflationary geopolitical crisis scenario and the asset price inflation scenario were updated with current macroeconomic factors, resulting overall in modest allowances increases in real estate lending.

Post-model adjustments

Total stage 1 and 2 allowances and provisions amounted to USD 555m as of 31 March 2023 and included post-model adjustments (PMA) of USD 128m (31 December 2022: USD 131m).

The PMA represent uncertainty and risk, heightened geopolitical tensions, stagflation, and recession risk, as well as the recent volatility in the banking system, which cannot be fully and reliably modeled.

Comparison of shock factors

	Baseline
Key parameters	2022	2023	2024
Real GDP growth (annual percentage change)
US	2.0	0.6	0.3
Eurozone	3.5	0.8	1.0
Switzerland	2.0	0.7	1.0
Unemployment rate (%, annual average)
US	3.7	3.8	5.1
Eurozone	6.7	6.7	6.9
Switzerland	2.2	2.2	2.5
Fixed income: 10-year government bonds (%, Q4)
USD	3.9	3.4	3.3
EUR	2.6	2.2	2.2
CHF	1.6	1.3	1.4
Real estate (annual percentage change, Q4)
US	6.4	(2.3)	2.0
Eurozone	3.4	(2.0)	2.8
Switzerland	3.6	1.5	0.0

Economic scenarios and weights applied
	Assigned weights in %
ECL scenario	31.3.23	31.12.22	31.3.22
Asset price inflation	0.0	0.0	0.0
Baseline	60.0	60.0	55.0
Severe global interest rate steepening	–	–	25.0
Stagflationary geopolitical crisis	25.0	25.0	–
Global crisis	15.0	15.0	20.0

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    50

Note 7   Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The following tables provide information about financial instruments and certain non-financial instruments that are subject to ECL requirements. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Instead, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD m	31.3.23
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	144,183	144,144	39	0	(12)	0	(12)	0
Loans and advances to banks	14,901	14,857	45	0	(6)	(5)	0	0
Receivables from securities financing transactions measured at amortized cost	60,010	60,010	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	32,726	32,726	0	0	0	0	0	0
Loans and advances to customers	390,130	371,966	16,573	1,591	(804)	(152)	(180)	(472)
of which: Private clients with mortgages	159,409	149,701	8,999	709	(171)	(43)	(103)	(25)
of which: Real estate financing	48,672	45,159	3,504	8	(42)	(18)	(24)	0
of which: Large corporate clients	12,943	11,216	1,408	320	(139)	(20)	(16)	(102)
of which: SME clients	13,610	11,781	1,437	392	(243)	(29)	(25)	(189)
of which: Lombard	128,960	128,903	0	57	(26)	(9)	0	(17)
of which: Credit cards	1,831	1,418	381	32	(37)	(8)	(10)	(20)
of which: Commodity trade finance	3,053	3,022	20	10	(96)	(5)	0	(91)
Other financial assets measured at amortized cost	49,179	48,661	372	146	(84)	(17)	(6)	(61)
of which: Loans to financial advisors	2,571	2,323	121	127	(54)	(6)	(2)	(46)
Total financial assets measured at amortized cost	691,130	672,365	17,028	1,737	(908)	(176)	(198)	(534)
Financial assets measured at fair value through other comprehensive income	2,241	2,241	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	693,370	674,606	17,028	1,737	(908)	(176)	(198)	(534)

	Total exposure				ECL provisions
Off-balance sheet (within the scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	22,670	21,670	887	113	(54)	(13)	(8)	(33)
of which: Large corporate clients	3,476	2,733	668	75	(19)	(2)	(3)	(14)
of which: SME clients	1,368	1,197	133	38	(11)	(1)	(1)	(9)
of which: Financial intermediaries and hedge funds	13,076	13,037	38	0	(11)	(8)	(4)	0
of which: Lombard	2,171	2,170	0	1	(1)	0	0	(1)
of which: Commodity trade finance	1,815	1,815	0	0	(1)	(1)	0	0
Irrevocable loan commitments	39,775	37,261	2,400	114	(113)	(57)	(56)	0
of which: Large corporate clients	23,294	21,263	1,948	83	(95)	(47)	(49)	0
Forward starting reverse repurchase and securities borrowing agreements	4,748	4,748	0	0	0	0	0	0
Committed unconditionally revocable credit lines	41,071	39,307	1,724	40	(44)	(36)	(8)	0
of which: Real estate financing	8,226	8,037	188	0	(6)	(6)	0	0
of which: Large corporate clients	4,496	4,284	205	7	(5)	(3)	(2)	0
of which: SME clients	4,898	4,656	214	28	(21)	(18)	(3)	0
of which: Lombard	8,166	8,165	0	1	0	0	0	0
of which: Credit cards	9,567	9,078	486	3	(7)	(5)	(2)	0
of which: Commodity trade finance	370	370	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	4,161	4,126	33	2	(3)	(3)	0	0
Total off-balance sheet financial instruments and credit lines	112,425	107,112	5,044	269	(214)	(108)	(72)	(33)
Total allowances and provisions					(1,121)	(284)	(271)	(567)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    51

Note 7   Expected credit loss measurement (continued)

USD m	31.12.22
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	169,445	169,402	44	0	(12)	0	(12)	0
Loans and advances to banks	14,792	14,792	1	0	(6)	(5)	(1)	0
Receivables from securities financing transactions measured at amortized cost	67,814	67,814	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	35,032	35,032	0	0	0	0	0	0
Loans and advances to customers	387,220	370,095	15,587	1,538	(783)	(129)	(180)	(474)
of which: Private clients with mortgages	156,930	147,651	8,579	699	(161)	(27)	(107)	(28)
of which: Real estate financing	46,470	43,112	3,349	9	(41)	(17)	(23)	0
of which: Large corporate clients	12,226	10,733	1,189	303	(130)	(24)	(14)	(92)
of which: SME clients	13,903	12,211	1,342	351	(251)	(26)	(22)	(203)
of which: Lombard	132,287	132,196	0	91	(26)	(9)	0	(17)
of which: Credit cards	1,834	1,420	382	31	(36)	(7)	(10)	(19)
of which: Commodity trade finance	3,272	3,261	0	11	(96)	(6)	0	(90)
Other financial assets measured at amortized cost[2]	53,264	52,704	413	147	(86)	(17)	(6)	(63)
of which: Loans to financial advisors	2,611	2,357	128	126	(59)	(7)	(2)	(51)
Total financial assets measured at amortized cost	727,568	709,839	16,044	1,685	(889)	(154)	(199)	(537)
Financial assets measured at fair value through other comprehensive income[2]	2,239	2,239	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	729,807	712,078	16,044	1,685	(889)	(154)	(199)	(537)

	Total exposure				ECL provisions
Off-balance sheet (within the scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	22,167	19,805	2,254	108	(48)	(13)	(9)	(26)
of which: Large corporate clients	3,663	2,883	721	58	(26)	(2)	(3)	(21)
of which: SME clients	1,337	1,124	164	49	(5)	(1)	(1)	(3)
of which: Financial intermediaries and hedge funds	11,833	10,513	1,320	0	(12)	(8)	(4)	0
of which: Lombard	2,376	2,376	0	1	(1)	0	0	(1)
of which: Commodity trade finance	2,121	2,121	0	0	(1)	(1)	0	0
Irrevocable loan commitments	39,996	37,531	2,341	124	(111)	(59)	(52)	0
of which: Large corporate clients	23,611	21,488	2,024	99	(93)	(49)	(45)	0
Forward starting reverse repurchase and securities borrowing agreements	3,801	3,801	0	0	0	0	0	0
Committed unconditionally revocable credit lines	41,390	39,521	1,833	36	(40)	(32)	(8)	0
of which: Real estate financing	8,711	8,528	183	0	(6)	(6)	0	0
of which: Large corporate clients	4,578	4,304	268	5	(4)	(1)	(2)	0
of which: SME clients	4,723	4,442	256	26	(19)	(16)	(3)	0
of which: Lombard	7,855	7,854	0	1	0	0	0	0
of which: Credit cards	9,390	8,900	487	3	(7)	(5)	(2)	0
of which: Commodity trade finance	327	327	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	4,696	4,600	94	2	(2)	(2)	0	0
Total off-balance sheet financial instruments and credit lines	112,050	105,258	6,522	270	(201)	(106)	(69)	(26)
Total allowances and provisions					(1,091)	(259)	(267)	(564)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 10a for more information.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    52

Note 7   Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for UBS’s core loan portfolios (i.e., Loans and advances to customers and  Loans to financial advisors) and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments and Financial assets measured at fair value through other comprehensive income are not included in the table below, due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by dividing ECL allowances and provisions by the gross carrying amount of the related exposures.

Coverage ratios for core loan portfolio	31.3.23
	Gross carrying amount (USD m)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	159,580	149,744	9,102	734	11	3	113	9	344
Real estate financing	48,714	45,177	3,529	8	9	4	69	9	22
Total real estate lending	208,294	194,921	12,631	742	10	3	101	9	341
Large corporate clients	13,082	11,236	1,424	422	106	18	115	29	2,424
SME clients	13,853	11,811	1,461	581	175	25	168	41	3,253
Total corporate lending	26,936	23,047	2,886	1,003	142	22	142	35	2,904
Lombard	128,985	128,912	0	74	2	1	0	1	2,286
Credit cards	1,868	1,426	391	52	201	56	255	99	3,793
Commodity trade finance	3,149	3,028	20	101	305	18	11	17	9,001
Other loans and advances to customers	21,702	20,785	825	92	23	9	24	10	3,117
Loans to financial advisors	2,626	2,329	123	174	206	26	145	32	2,659
Total other lending	158,330	156,479	1,360	492	17	3	101	4	4,109
Total[1]	393,560	374,447	16,876	2,237	22	4	108	9	2,319

	Gross exposure (USD m)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	6,377	6,163	212	3	6	5	28	6	340
Real estate financing	9,298	9,101	197	0	7	8	0	7	0
Total real estate lending	15,675	15,263	409	3	6	7	0	6	340
Large corporate clients	31,375	28,390	2,821	165	38	18	190	34	830
SME clients	7,674	7,124	470	80	55	30	245	44	1,114
Total corporate lending	39,049	35,514	3,290	245	41	21	198	36	923
Lombard	12,456	12,455	0	1	1	1	0	1	0
Credit cards	9,567	9,078	486	3	8	6	36	8	0
Commodity trade finance	2,187	2,187	0	0	4	4	0	4	0
Financial intermediaries and hedge funds	17,260	16,781	479	0	8	5	80	8	0
Other off-balance sheet commitments	11,483	11,086	380	17	18	7	66	9	0
Total other lending	52,953	51,587	1,345	22	8	5	60	6	0
Total[2]	107,677	102,364	5,044	269	20	11	143	17	1,232
Total on- and off-balance sheet[3]	501,237	476,811	21,920	2,506	21	6	116	10	2,202

1 Includes Loans and advances to customers and Loans to financial advisors which are presented on the balance sheet line Other financial assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.    3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related ECL coverage ratio (bps).

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    53

Note 7   Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio	31.12.22
	Gross carrying amount (USD m)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	157,091	147,678	8,686	727	10	2	123	9	381
Real estate financing	46,511	43,129	3,372	9	9	4	70	9	232
Total real estate lending	203,602	190,807	12,059	736	10	2	108	9	379
Large corporate clients	12,356	10,757	1,204	395	105	22	120	32	2,325
SME clients	14,154	12,237	1,364	553	177	22	161	36	3,664
Total corporate lending	26,510	22,994	2,567	949	144	22	142	34	3,106
Lombard	132,313	132,205	0	108	2	1	0	1	1,580
Credit cards	1,869	1,427	393	50	190	46	256	91	3,779
Commodity trade finance	3,367	3,266	0	101	285	18	0	18	8,901
Other loans and advances to customers	20,342	19,525	748	68	21	7	38	8	3,769
Loans to financial advisors	2,670	2,364	130	176	221	28	124	33	2,870
Total other lending	160,561	158,787	1,270	503	16	3	114	4	4,016
Total[1]	390,672	372,588	15,896	2,188	22	4	114	8	2,398

	Gross exposure (USD m)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	6,535	6,296	236	3	5	4	18	4	1,183
Real estate financing	10,054	9,779	275	0	6	7	0	6	0
Total real estate lending	16,589	16,075	511	3	6	6	2	6	1,288
Large corporate clients	32,126	28,950	3,013	163	38	18	165	32	1,263
SME clients	7,122	6,525	499	98	47	30	214	43	304
Total corporate lending	39,247	35,475	3,513	260	40	20	172	34	903
Lombard	12,919	12,918	0	1	2	1	0	1	0
Credit cards	9,390	8,900	487	3	7	5	36	7	0
Commodity trade finance	2,459	2,459	0	0	3	3	0	3	0
Financial intermediaries and hedge funds	15,841	14,177	1,664	0	9	7	25	9	0
Other off-balance sheet commitments	11,803	11,454	346	3	11	8	68	9	0
Total other lending	52,412	49,907	2,498	7	7	5	33	6	0
Total[2]	108,249	101,457	6,522	270	19	10	106	16	980
Total on- and off-balance sheet[3]	498,921	474,045	22,418	2,458	21	5	112	10	2,242

1 Includes Loans and advances to customers and Loans to financial advisors which are presented on the balance sheet line Other financial assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.    3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related ECL coverage ratio (bps).

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    54

Note 8  Fair value measurement

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

During the first three months of 2023, assets and liabilities that were transferred from Level 2 to Level 1, or from Level 1 to Level 2, and were held for the entire reporting period were not material.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.23				31.12.22
USD m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	104,793	11,865	1,099	117,757	96,241	10,138	1,488	107,866
of which: Equity instruments	87,723	295	177	88,194	83,074	789	126	83,988
of which: Government bills / bonds	8,902	1,534	23	10,460	5,496	950	18	6,464
of which: Investment fund units	7,187	536	10	7,733	6,673	596	61	7,330
of which: Corporate and municipal bonds	977	7,449	442	8,867	976	6,363	541	7,880
of which: Loans	0	1,812	329	2,141	0	1,179	628	1,807
of which: Asset-backed securities	4	239	118	360	22	261	114	397

Derivative financial instruments	879	112,064	1,309	114,251	769	147,875	1,464	150,108
of which: Foreign exchange	515	51,731	3	52,249	575	84,881	2	85,458
of which: Interest rate	0	36,339	398	36,737	0	39,345	460	39,805
of which: Equity / index	1	21,180	578	21,759	1	21,542	653	22,195
of which: Credit	0	944	309	1,253	0	719	318	1,038
of which: Commodities	0	1,780	20	1,800	0	1,334	30	1,365

Brokerage receivables	0	21,025	0	21,025	0	17,576	0	17,576

Financial assets at fair value not held for trading	32,279	30,713	3,834	66,826	26,572	29,498	3,725	59,796
of which: Financial assets for unit-linked investment contracts	14,004	97	0	14,101	13,071	1	0	13,072
of which: Corporate and municipal bonds	86	13,601	241	13,928	35	14,101	230	14,366
of which: Government bills / bonds	17,824	3,140	0	20,965	13,103	3,638	0	16,741
of which: Loans	0	3,706	810	4,516	0	3,602	736	4,337
of which: Securities financing transactions	0	9,670	108	9,779	0	7,590	114	7,704
of which: Auction rate securities	0	0	1,321	1,321	0	0	1,326	1,326
of which: Investment fund units	295	498	288	1,081	307	566	190	1,063
of which: Equity instruments	70	0	879	949	57	0	792	849

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	60	2,181	0	2,241	57	2,182	0	2,239
of which: Commercial paper and certificates of deposit	0	1,921	0	1,921	0	1,878	0	1,878
of which: Corporate and municipal bonds	60	233	0	293	57	278	0	335

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,506	0	0	4,506	4,471	0	0	4,471

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	0	109	109	0	0	110	110
Total assets measured at fair value	142,516	177,847	6,351	326,714	128,110	207,269	6,788	342,166

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    55

Note 8  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.3.23				31.12.22
USD m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	28,332	5,941	101	34,374	23,578	5,823	114	29,515
of which: Equity instruments	19,411	370	58	19,839	16,521	352	78	16,951
of which: Corporate and municipal bonds	33	4,610	38	4,681	36	4,643	27	4,707
of which: Government bills / bonds	7,919	728	0	8,647	5,880	706	1	6,587
of which: Investment fund units	969	204	3	1,176	1,141	84	3	1,229

Derivative financial instruments	967	113,051	2,095	116,113	640	152,582	1,684	154,906
of which: Foreign exchange	529	52,706	33	53,267	587	87,897	24	88,508
of which: Interest rate	0	34,317	360	34,677	0	37,429	116	37,545
of which: Equity / index	1	23,207	1,365	24,573	0	24,963	1,184	26,148
of which: Credit	0	1,057	286	1,343	0	920	279	1,199
of which: Commodities	0	1,592	33	1,625	0	1,309	52	1,361

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	43,911	0	43,911	0	45,085	0	45,085

Debt issued designated at fair value	0	66,748	10,485	77,233	0	63,111	10,527	73,638

Other financial liabilities designated at fair value	0	25,180	579	25,758	0	29,547	691	30,237
of which: Financial liabilities related to unit-linked investment contracts	0	14,243	0	14,243	0	13,221	0	13,221
of which: Securities financing transactions	0	9,707	0	9,707	0	15,333	0	15,333
of which: Over-the-counter debt instruments and others	0	1,230	579	1,809	0	993	691	1,684
Total liabilities measured at fair value	29,299	254,831	13,260	297,390	24,219	296,148	13,015	333,381

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for any of the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when the pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22
Reserve balance at the beginning of the period	422	426	418
Profit / (loss) deferred on new transactions	91	54	75
(Profit) / loss recognized in the income statement	(113)	(61)	(69)
Foreign currency translation	0	2	0
Reserve balance at the end of the period	399	422	425

The table below summarizes other valuation adjustment reserves recognized on the balance sheet.

Other valuation adjustment reserves on the balance sheet
	As of
USD m	31.3.23	31.12.22
Own credit adjustments on financial liabilities designated at fair value	624	556
of which: debt issued designated at fair value	495	453
of which: other financial liabilities designated at fair value	129	103

Credit valuation adjustments[1]	(33)	(33)
Funding valuation adjustments	(108)	(50)
Debit valuation adjustments	6	4

Other valuation adjustments	(801)	(839)
of which: liquidity	(299)	(311)
of which: model uncertainty	(502)	(529)
1 Amount does not include reserves against defaulted counterparties.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    56

Note 8  Fair value measurement (continued)

c) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities, together with the valuation techniques used to measure fair value, as well as the inputs used in a given valuation technique that are considered significant as of 31 March 2023 and unobservable, and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by the Group.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2022.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.23			31.12.22
USD bn	31.3.23	31.12.22	31.3.23	31.12.22			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.7	0.8	0.0	0.0	Relative value to market comparable	Bond price equivalent	1	102	85	14	112	85	points
					Discounted expected cash flows	Discount margin	437	437		412	412		basis points
Traded loans, loans measured at fair value, loan commitments and guarantees	1.3	1.7	0.0	0.0	Relative value to market comparable	Loan price equivalent	44	100	98	30	100	97	points
					Discounted expected cash flows	Credit spread	200	200	200	200	200	200	basis points
					Market comparable and securitization model	Credit spread	185	1,380	370	145	1,350	322	basis points
Auction rate securities	1.3	1.3			Discounted expected cash flows	Credit spread	115	202	149	115	196	144	basis points
Investment fund units[3]	0.3	0.3	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	1.1	0.9	0.1	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[4]			10.5	10.5
Other financial liabilities designated at fair value			0.6	0.7	Discounted expected cash flows	Funding spread	25	175		23	175		basis points
Derivative financial instruments
Interest rate	0.4	0.5	0.4	0.1	Option model	Volatility of interest rates	69	128		75	143		basis points
Credit	0.3	0.3	0.3	0.3	Discounted expected cash flows	Credit spreads	11	565		9	565		basis points
						Bond price equivalent	3	278		3	277		points
Equity / index	0.6	0.7	1.4	1.2	Option model	Equity dividend yields	0	9		0	20%
						Volatility of equity stocks, equity and other indices	4	131		4	120%
						Equity-to-FX correlation	(40)	84		(29)	84%
						Equity-to-equity correlation	(25)	100		(25)	100%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to Other financial liabilities designated at fair value and Derivative financial instruments, as this would not be meaningful.    3 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.    4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    57

Note 8  Fair value measurement (continued)

d) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Level 1 / 2 parameters and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions[1]
	31.3.23		31.12.22
USD m	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans measured at fair value, loan commitments and guarantees	12	(13)	19	(12)
Securities financing transactions	27	(29)	33	(37)
Auction rate securities	45	(45)	46	(46)
Asset-backed securities	29	(27)	27	(27)
Equity instruments	188	(164)	183	(161)
Interest rate derivatives, net	20	(13)	18	(12)
Credit derivatives, net	3	(5)	3	(4)
Foreign exchange derivatives, net	4	(5)	10	(5)
Equity / index derivatives, net	371	(338)	361	(330)
Other	93	(105)	39	(62)
Total	791	(744)	738	(696)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.

e) Level 3 instruments: movements during the period

The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented in the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    58

Note 8  Fair value measurement (continued)

Movements of Level 3 instruments
USD bn	Balance at the beginning of the period	Net gains / losses included in compre- hensive income[1]	of which: related to instruments held at the end of the period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance at the end of the period

For the three months ended 31 March 2023[2]

Financial assets at fair value held for trading	1.5	0.1	0.1	0.1	(0.6)	0.1	0.0	0.1	(0.1)	0.0	1.1
of which: Investment fund units	0.1	(0.0)	(0.0)	0.0	(0.0)	0.0	0.0	0.0	(0.0)	0.0	0.0
of which: Corporate and municipal bonds	0.5	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	(0.0)	0.0	0.4
of which: Loans	0.6	0.0	0.0	0.0	(0.4)	0.1	0.0	0.0	(0.0)	(0.0)	0.3

Derivative financial instruments – assets	1.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.0	(0.1)	0.0	1.3
of which: Interest rate	0.5	(0.0)	(0.0)	0.0	0.0	0.0	(0.0)	0.0	(0.1)	(0.0)	0.4
of which: Equity / index	0.7	(0.1)	(0.1)	0.0	0.0	0.1	(0.1)	0.0	(0.0)	0.0	0.6
of which: Credit	0.3	0.0	0.0	0.0	0.0	0.0	(0.0)	0.0	(0.0)	0.0	0.3

Financial assets at fair value not held for trading	3.7	0.0	0.0	0.3	(0.2)	0.0	0.0	0.0	(0.0)	0.0	3.8
of which: Loans	0.7	0.0	0.0	0.1	0.0	0.0	0.0	0.0	(0.0)	(0.0)	0.8
of which: Auction rate securities	1.3	0.0	0.0	0.0	(0.0)	0.0	0.0	0.0	0.0	0.0	1.3
of which: Equity instruments	0.8	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.9

Derivative financial instruments – liabilities	1.7	0.1	0.1	0.0	0.0	0.4	(0.2)	0.0	0.1	0.0	2.1
of which: Interest rate	0.1	(0.0)	(0.0)	0.0	0.0	0.1	(0.0)	0.0	0.2	(0.0)	0.4
of which: Equity / index	1.2	0.1	0.1	0.0	0.0	0.2	(0.1)	0.0	(0.0)	0.0	1.4
of which: Credit	0.3	(0.0)	(0.0)	0.0	0.0	0.0	0.0	0.0	(0.0)	0.0	0.3

Debt issued designated at fair value	10.5	0.4	0.4	0.0	0.0	1.3	(1.3)	0.3	(0.7)	0.0	10.5

Other financial liabilities designated at fair value	0.7	0.0	0.0	0.0	0.0	0.1	(0.0)	0.0	(0.2)	(0.0)	0.6

For the three months ended 31 March 2022

Financial assets at fair value held for trading	2.3	(0.0)	(0.0)	0.2	(0.8)	1.0	0.0	0.2	(0.3)	0.0	2.6
of which: Investment fund units	0.0	(0.0)	(0.0)	0.0	(0.0)	0.0	0.0	0.0	(0.0)	(0.0)	0.0
of which: Corporate and municipal bonds	0.6	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.0)	(0.0)	0.6
of which: Loans	1.4	0.0	0.0	0.0	(0.7)	1.0	0.0	0.0	(0.2)	0.0	1.6

Derivative financial instruments – assets	1.1	0.5	0.5	0.0	0.0	0.4	(0.3)	0.0	(0.0)	(0.0)	1.7
of which: Interest rate	0.5	0.4	0.4	0.0	0.0	0.0	(0.1)	0.0	(0.0)	(0.0)	0.8
of which: Equity / index	0.4	0.1	0.0	0.0	0.0	0.2	(0.1)	0.0	(0.0)	(0.0)	0.4
of which: Credit	0.2	0.1	0.1	0.0	0.0	0.1	(0.1)	0.0	(0.0)	0.0	0.3

Financial assets at fair value not held for trading	4.2	0.0	0.0	0.3	(0.5)	0.0	0.0	0.0	(0.0)	(0.0)	4.0
of which: Loans	0.9	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	0.0	(0.0)	0.9
of which: Auction rate securities	1.6	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
of which: Equity instruments	0.7	0.0	0.0	0.0	(0.0)	0.0	0.0	0.0	0.0	(0.0)	0.7

Derivative financial instruments – liabilities	2.2	(0.3)	(0.4)	0.0	0.0	0.8	(0.8)	0.0	(0.0)	(0.0)	1.9
of which: Interest rate	0.3	(0.2)	(0.2)	0.0	0.0	0.1	(0.0)	0.0	(0.0)	(0.0)	0.2
of which: Equity / index	1.5	(0.1)	(0.1)	0.0	0.0	0.4	(0.6)	0.0	(0.0)	(0.0)	1.1
of which: Credit	0.3	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.0	(0.0)	(0.0)	0.4

Debt issued designated at fair value	14.2	(1.0)	(1.0)	0.0	0.0	2.5	(2.4)	0.1	(0.6)	(0.1)	12.7

Other financial liabilities designated at fair value	0.8	(0.0)	(0.0)	0.0	0.0	0.4	(0.2)	0.0	(0.0)	(0.0)	1.0

1 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from financial instruments measured at fair value through profit or loss in the Income statement, and also in Gains / (losses) from own credit on financial liabilities designated at fair value, before tax in the Statement of comprehensive income.    2 Total Level 3 assets as of 31 March 2023 were USD 6.4bn (31 December 2022: USD 6.8bn). Total Level 3 liabilities as of 31 March 2023 were USD 13.3bn (31 December 2022: USD 13.0bn).

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    59

Note 8  Fair value measurement (continued)

f) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value. Valuation principles applied when determining fair value estimates for financial instruments not measured at fair value are consistent with those described in “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2022.

Financial instruments not measured at fair value
	31.3.23		31.12.22
USD bn	Carrying amount[1]	Fair value	Carrying amount[1]	Fair value
Assets
Cash and balances at central banks	144.2	144.2	169.4	169.4
Loans and advances to banks	14.9	15.0	14.8	14.8
Receivables from securities financing transactions measured at amortized cost	60.0	60.0	67.8	67.8
Cash collateral receivables on derivative instruments	32.7	32.6	35.0	35.0
Loans and advances to customers	390.1	378.5	387.2	374.9
Other financial assets measured at amortized cost	49.2	47.2	53.3	50.8
Liabilities
Amounts due to banks	13.6	13.6	11.6	11.6
Payables from securities financing transactions measured at amortized cost	9.9	9.9	4.2	4.2
Cash collateral payables on derivative instruments	32.2	32.2	36.4	36.4
Customer deposits	505.6	504.9	525.1	524.8
Debt issued measured at amortized cost	116.3	113.7	114.6	113.5
Other financial liabilities measured at amortized cost[2]	7.0	7.0	6.2	6.2

1 Includes certain financial instruments where the carrying amount is a reasonable approximation of the fair value due to the instruments’ short-term nature (instruments that are receivable or payable on demand, or with a remaining maturity (excluding the effects of callable features) of three months or less).    2 Excludes lease liabilities.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    60

Note 9   Derivative instruments

a) Derivative instruments

As of 31.3.23, USD bn	Derivative financial assets	Notional values related to derivative financial assets[1]	Derivative financial liabilities	Notional values related to derivative financial liabilities[1]	Other notional values[2]
Derivative financial instruments
Interest rate	36.7	1,192	34.7	1,153	13,842
Credit derivatives	1.3	42	1.3	44
Foreign exchange	52.2	3,373	53.3	3,236	56
Equity / index	21.8	400	24.6	532	76
Commodities	1.8	76	1.6	70	19
Loan commitments measured at FVTPL	0.0	1	0.0	5
Unsettled purchases of non-derivative financial instruments[3]	0.3	33	0.2	14
Unsettled sales of non-derivative financial instruments[3]	0.1	25	0.4	29
Total derivative financial instruments, based on IFRS netting[4]	114.3	5,143	116.1	5,081	13,993
Further netting potential not recognized on the balance sheet[5]	(105.4)		(104.3)
of which: netting of recognized financial liabilities / assets	(84.9)		(84.9)
of which: netting with collateral received / pledged	(20.5)		(19.4)
Total derivative financial instruments, after consideration of further netting potential	8.8		11.8

As of 31.12.22, USD bn
Derivative financial instruments
Interest rate	39.8	1,057	37.5	1,023	11,255
Credit derivatives	1.0	37	1.2	37
Foreign exchange	85.5	3,087	88.5	2,993	40
Equity / index	22.2	384	26.1	501	63
Commodities	1.4	68	1.4	64	18
Loan commitments measured at FVTPL	0.0	1	0.0	4
Unsettled purchases of non-derivative financial instruments[3]	0.1	12	0.1	9
Unsettled sales of non-derivative financial instruments[3]	0.1	13	0.0	11
Total derivative financial instruments, based on IFRS netting[4]	150.1	4,660	154.9	4,642	11,376
Further netting potential not recognized on the balance sheet[5]	(139.4)		(137.1)
of which: netting of recognized financial liabilities / assets	(110.9)		(110.9)
of which: netting with collateral received / pledged	(28.5)		(26.2)
Total derivative financial instruments, after consideration of further netting potential	10.7		17.8

1 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis. Notional amounts of client-cleared ETD and OTC transactions through central clearing counterparties are not disclosed, as they have a significantly different risk profile.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for any of the periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2022 for more information.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    61

Note 9   Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD bn	Receivables 31.3.23	Payables 31.3.23	Receivables 31.12.22	Payables 31.12.22
Cash collateral on derivative instruments, based on IFRS netting[1]	32.7	32.2	35.0	36.4
Further netting potential not recognized on the balance sheet[2]	(18.6)	(17.3)	(22.9)	(21.9)
of which: netting of recognized financial liabilities / assets	(15.6)	(14.3)	(20.9)	(20.0)
of which: netting with collateral received / pledged	(3.0)	(3.0)	(1.9)	(1.9)
Cash collateral on derivative instruments, after consideration of further netting potential	14.1	14.9	12.1	14.5

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2022 for more information.

Note 10   Other assets and liabilities

a) Other financial assets measured at amortized cost

USD m	31.3.23	31.12.22
Debt securities	40,646	44,594
Loans to financial advisors	2,571	2,611
Fee- and commission-related receivables	1,927	1,812
Finance lease receivables	1,345	1,315
Settlement and clearing accounts	542	1,175
Accrued interest income	1,300	1,259
Other	847	499
Total other financial assets measured at amortized cost	49,179	53,264

b) Other non-financial assets

USD m	31.3.23	31.12.22
Precious metals and other physical commodities	4,506	4,471
Deposits and collateral provided in connection with litigation, regulatory and similar matters[1]	2,235	2,205
Prepaid expenses	1,265	1,076
VAT, withholding tax and other tax receivables	1,900	1,468
Properties and other non-current assets held for sale	370	369
Other	681	578
Total other non-financial assets	10,958	10,166
1 Refer to Note 13 for more information.

c) Other financial liabilities measured at amortized cost

USD m	31.3.23	31.12.22
Other accrued expenses	1,895	1,760
Accrued interest expenses	1,920	1,949
Settlement and clearing accounts	1,548	1,075
Lease liabilities	3,294	3,334
Other	1,634	1,457
Total other financial liabilities measured at amortized cost	10,292	9,575

d) Other financial liabilities designated at fair value

USD m	31.3.23	31.12.22
Financial liabilities related to unit-linked investment contracts	14,243	13,221
Securities financing transactions	9,707	15,333
Over-the-counter debt instruments and other	1,809	1,684
Total other financial liabilities designated at fair value	25,758	30,237

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    62

Note 10   Other assets and liabilities (continued)

e) Other non-financial liabilities

USD m	31.3.23	31.12.22
Compensation-related liabilities	4,550	6,822
of which: net defined benefit liability	485	469
Current tax liabilities	968	1,071
Deferred tax liabilities	266	236
VAT, withholding tax and other tax payables	676	592
Deferred income	290	235
Other	62	84
Total other non-financial liabilities	6,811	9,040

Note 11   Debt issued designated at fair value

USD m	31.3.23	31.12.22
Equity-linked[1]	44,721	41,901
Rates-linked	15,797	16,276
Credit-linked	2,815	2,170
Fixed-rate	6,673	6,538
Commodity-linked	4,311	4,294
Other	2,916	2,459
of which: debt that contributes to total loss-absorbing capacity	2,477	1,959
Total debt issued designated at fair value	77,233	73,638
1 Includes investment fund unit-linked instruments issued.

Note 12   Debt issued measured at amortized cost

USD m	31.3.23	31.12.22
Short-term debt[1]	27,412	29,676
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	47,172	42,073
Senior unsecured debt other than TLAC	18,680	17,892
Subordinated debt	14,175	16,017
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments	10,002	9,882
of which: eligible as low-trigger loss-absorbing additional tier 1 capital instruments	1,198	1,189
of which: eligible as low-trigger loss-absorbing tier 2 capital instruments	2,438	2,422
of which: eligible as non-Basel III-compliant tier 2 capital instruments	538	536
Debt issued through the Swiss central mortgage institutions	8,873	8,962
Long-term debt[2]	88,900	84,945
Total debt issued measured at amortized cost[3]	116,312	114,621

1 Debt with an original contractual maturity of less than one year, includes mainly certificates of deposit and commercial paper.    2 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    63

Note 13   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD m	31.3.23	31.12.22
Provisions other than provisions for expected credit losses	3,723	3,042
Provisions for expected credit losses[1]	214	201
Total provisions	3,937	3,243
1 Refer to Note 7c for more information.

The following table presents additional information for provisions other than provisions for expected credit losses.

USD m	Litigation, regulatory and similar matters[1]	Restructuring[2]	Other[3]	Total
Balance as of 31 December 2022	2,586	130	326	3,042
Increase in provisions recognized in the income statement	729	10	15	754
Release of provisions recognized in the income statement	(5)	(5)	(4)	(14)
Provisions used in conformity with designated purpose	(22)	(49)	(9)	(80)
Capitalized reinstatement costs	0	0	1	1
Foreign currency translation / unwind of discount	19	1	1	21
Balance as of 31 March 2023	3,306	87	330	3,723

1 Consists of provisions for losses resulting from legal, liability and compliance risks.    2 Consists of personnel-related restructuring provisions of USD 61m as of 31 March 2023 (31 December 2022: USD 102m) and provisions for onerous contracts of USD 26m as of 31 March 2023 (31 December 2022: USD 28m).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 13b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    64

Note 13   Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 13a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD m	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2022	1,182	159	8	308	928	2,586
Increase in provisions recognized in the income statement	17	0	0	46	665	729
Release of provisions recognized in the income statement	(4)	0	0	(1)	0	(5)
Provisions used in conformity with designated purpose	(17)	0	0	(5)	0	(22)
Foreign currency translation / unwind of discount	14	2	0	2	0	19
Balance as of 31 March 2023	1,193	161	8	351	1,594	3,306

1 Provisions, if any, for the matters described in item 3 of this Note are recorded in Global Wealth Management, and provisions, if any, for the matters described in item 2 are recorded in Group Functions. Provisions, if any, for the matters described in items 1 and 5 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in item 4 are allocated between the Investment Bank and Group Functions.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    65

Note 13   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France in relation to UBS’s cross-border business with French clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1bn.

In 2019, the court of first instance returned a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and of laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial in the French Court of Appeal took place in March 2021. In December 2021, the Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of EUR 3.75m, the confiscation of EUR 1bn, and awarded civil damages to the French state of EUR 800m. UBS AG has filed an appeal with the French Supreme Court to preserve its rights. The notice of appeal enables UBS AG to thoroughly assess the verdict of the Court of Appeal and to determine next steps in the best interest of its stakeholders. The fine and confiscation imposed by the Court of Appeal are suspended during the appeal. The civil damages award has been paid to the French state (EUR 99m of which was deducted from the bail), subject to the result of UBS’s appeal.

Our balance sheet at 31 March 2023 reflected provisions with respect to this matter in an amount of EUR 1.1bn (USD 1.2bn). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty and the provision reflects our best estimate of possible financial implications, although actual penalties and civil damages could exceed (or may be less than) the provision amount.

Our balance sheet at 31 March 2023 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint in 2019. Later in 2019, the district court denied UBS’s motion to dismiss. UBS and the DOJ are in advanced discussions to resolve this matter.

Our balance sheet at 31 March 2023 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    66

Note 13   Provisions and contingent liabilities (continued)

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1bn, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2bn. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125m of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with Swiss, US and United Kingdom regulators and the European Commission. UBS was granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141m and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment. UBS and the other banks have reached an agreement to resolve those individual matters.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint later in 2017. In 2018, the court denied the defendants’ motions to dismiss the amended complaint. In March 2022, the court denied plaintiffs’ motion for class certification.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    67

Note 13   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related regulatory matters: Numerous government agencies conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS was granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims, and again dismissed the antitrust claims in 2016 following an appeal. In 2021, the Second Circuit affirmed the district court’s dismissal in part and reversed in part and remanded to the district court for further proceedings. The Second Circuit, among other things, held that there was personal jurisdiction over UBS and other foreign defendants based on allegations that at least one alleged co-conspirator undertook an overt act in the United States. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and, subsequently, denied the petition of the USD exchange class. In 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in 2019. In 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In March 2022, the Second Circuit dismissed the appeal because appellants, who had been substituted in to replace the original plaintiffs who had withdrawn, lacked standing to pursue the appeal. In 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. Defendants moved to dismiss the complaint in 2021. In September 2022, the court granted defendants’ motion to dismiss the complaint in its entirety, while allowing plaintiffs the opportunity to file an amended complaint. Plaintiffs filed an amended complaint in October 2022, and defendants have moved to dismiss the amended complaint in November 2022.

Other benchmark class actions in the US:

Yen LIBOR / Euroyen TIBOR – In 2014, 2015 and 2017, the court in one of the Yen LIBOR / Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including the plaintiffs’ federal antitrust and racketeering claims. In 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. In October 2022, the appeals court affirmed the dismissal on multiple grounds. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In 2020, the appeals court reversed the dismissal and, subsequently, plaintiffs in that action filed an amended complaint focused on Yen LIBOR. The court granted in part and denied in part defendants’ motion to dismiss the amended complaint in 2021. In August 2022, the court granted UBS’s motion for reconsideration and dismissed the case against UBS.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    68

Note 13   Provisions and contingent liabilities (continued)

CHF LIBOR – In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in 2019. Plaintiffs appealed. In 2021, the Second Circuit granted the parties’ joint motion to vacate the dismissal and remand the case for further proceedings. Plaintiffs filed a third amended complaint in November 2022 and defendants have moved to dismiss the amended complaint in January 2023.

EURIBOR – In 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed.

GBP LIBOR – The court dismissed the GBP LIBOR action in 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint were granted in 2021. Plaintiffs filed an amended complaint, which defendants moved to dismiss later in 2021. In March 2022, the court granted defendants’ motion to dismiss that complaint. Plaintiffs have appealed the dismissal. Similar class actions have been filed concerning European government bonds and other government bonds.

In 2021, the European Commission issued a decision finding that UBS and six other banks breached European Union antitrust rules in 2007–2011 relating to European government bonds. The European Commission fined UBS EUR 172m. UBS is appealing the amount of the fine.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 March 2023 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

5. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and continues to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2023 reflected a provision with respect to matters described in this item 5 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

First quarter 2023 report | Consolidated financial statements | Notes to the UBS Group AG interim consolidated financial statements (unaudited)                    69

UBS AG interim consolidated financial information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG first quarter 2023 report, which will be available as of 27 April 2023 under “Quarterly reporting” at ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

Assets, liabilities, revenues, operating expenses and tax expenses / (benefits) relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, revenues and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

Differences in net profit between UBS Group AG consolidated and UBS AG consolidated mainly arise as UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred. In addition, and to a lesser extent, differences arise as a result of certain compensation-related matters, including pensions.

The equity of UBS Group AG consolidated was USD 1.6bn lower than the equity of UBS AG consolidated as of 31 March 2023. This difference was mainly driven by treasury shares acquired as part of our share repurchase programs and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG. These effects were partly offset by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted.

The going concern capital of UBS Group AG consolidated was USD 2.6bn higher than the going concern capital of UBS AG consolidated as of 31 March 2023, reflecting higher common equity tier 1 (CET1) capital of USD 1.8bn and going concern loss-absorbing additional tier 1 (AT1) capital of USD 0.8bn.

The USD 1.8bn higher CET1 capital of UBS Group AG consolidated was primarily due to lower UBS Group AG accruals for dividends to shareholders, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level and lower UBS Group AG consolidated IFRS equity of USD 1.6bn.

The USD 0.8bn higher going concern loss-absorbing AT1 capital of UBS Group AG consolidated was mainly driven by Deferred Contingent Capital Plan awards granted at the Group level to eligible employees for the performance years 2018 to 2022, partly offset by six loss-absorbing AT1 capital instruments on lent by UBS Group AG to UBS AG.

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Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 31.3.23			As of or for the quarter ended 31.12.22
USD m, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Total revenues	8,744	8,844	(101)	8,029	8,078	(49)
Credit loss expense / (release)	38	38	0	7	7	0
Operating expenses	7,210	7,350	(140)	6,085	6,282	(198)
Operating profit / (loss) before tax	1,495	1,456	39	1,937	1,788	148
of which: Global Wealth Management	1,215	1,199	17	1,058	1,047	11
of which: Personal & Corporate Banking	599	597	2	529	525	4
of which: Asset Management	94	94	0	124	122	2
of which: Investment Bank	477	455	21	112	108	4
of which: Group Functions	(890)	(889)	(1)	114	(13)	127
Net profit / (loss)	1,037	1,012	25	1,657	1,522	135
of which: net profit / (loss) attributable to shareholders	1,029	1,004	25	1,653	1,518	135
of which: net profit / (loss) attributable to non-controlling interests	8	8	0	4	4	0

Statement of comprehensive income
Other comprehensive income	796	792	4	551	499	52
of which: attributable to shareholders	791	787	4	538	485	52
of which: attributable to non-controlling interests	5	5	0	13	13	0
Total comprehensive income	1,833	1,804	29	2,208	2,020	187
of which: attributable to shareholders	1,820	1,791	29	2,190	2,003	187
of which: attributable to non-controlling interests	13	13	0	17	17	0

Balance sheet
Total assets	1,053,134	1,056,758	(3,625)	1,104,364	1,105,436	(1,072)
Total liabilities	996,028	998,021	(1,993)	1,047,146	1,048,496	(1,349)
Total equity	57,106	58,738	(1,632)	57,218	56,940	278
of which: equity attributable to shareholders	56,754	58,386	(1,632)	56,876	56,598	278
of which: equity attributable to non-controlling interests	352	352	0	342	342	0

Capital information
Common equity tier 1 capital	44,590	42,801	1,789	45,457	42,929	2,528
Going concern capital	57,694	55,116	2,578	58,321	54,770	3,551
Risk-weighted assets	321,660	321,224	436	319,585	317,823	1,762
Common equity tier 1 capital ratio (%)	13.9	13.3	0.5	14.2	13.5	0.7
Going concern capital ratio (%)	17.9	17.2	0.8	18.2	17.2	1.0
Total loss-absorbing capacity ratio (%)	34.3	33.5	0.8	33.0	32.0	0.9
Leverage ratio denominator	1,014,446	1,018,023	(3,577)	1,028,461	1,029,561	(1,100)
Common equity tier 1 leverage ratio (%)	4.40	4.20	0.19	4.42	4.17	0.25

First quarter 2023 report | Consolidated financial statements | UBS AG interim consolidated financial information (unaudited)                                               71

Significant regulated subsidiary and sub-group information

Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)		UBS Americas Holding LLC (consolidated)
All values in million, except where indicated	USD		CHF		EUR		USD
Financial and regulatory requirements	Swiss GAAP Swiss SRB rules		Swiss GAAP Swiss SRB rules		IFRS EU regulatory rules		US GAAP US Basel III rules
As of or for the quarter ended	31.3.23	31.12.22	31.3.23	31.12.22	31.3.23	31.12.22	31.3.23	31.12.22[1]

Financial information[2]
Income statement
Total operating income[3]	2,690	3,584	2,436	2,244	301	289	3,279	3,332
Total operating expenses	1,961	1,890	1,338	1,342	224	185	3,117	3,623
Operating profit / (loss) before tax	729	1,694	1,098	901	77	104	162	(291)
Net profit / (loss)	726	1,707	893	753	58	69	77	(492)
Balance sheet
Total assets	513,593	504,767	313,512	315,657	49,348	47,978	197,394	201,777
Total liabilities	455,505	447,406	297,125	300,164	45,672	44,360	172,729	176,973
Total equity	58,088	57,361	16,387	15,493	3,675	3,617	24,665	24,804

Capital[4]
Common equity tier 1 capital	53,476	53,995	12,356	12,586	2,425	2,441	10,579	10,536
Additional tier 1 capital	12,315	11,841	5,389	5,393	600	600	5,094	5,082
Total going concern capital / Tier 1 capital	65,791	65,836	17,745	17,978	3,025	3,041	15,673	15,618
Tier 2 capital	2,968	2,949					217	131
Total capital					3,025	3,041	15,889	15,749
Total gone concern loss-absorbing capacity	52,617	46,982	11,257	11,267	2,127[5]	2,130[5]	7,400[6]	7,400[6]
Total loss-absorbing capacity	118,408	112,818	29,001	29,245	5,152	5,171	23,073	23,018

Risk-weighted assets and leverage ratio denominator[4]
Risk-weighted assets	348,235	332,864	108,077	107,208	10,705	10,726	71,901	70,324
Leverage ratio denominator	589,317	575,461	330,362	332,280	47,825	41,818	188,330	193,837
Supplementary leverage ratio denominator							209,465	214,543

Capital and leverage ratios (%)[4]
Common equity tier 1 capital ratio	15.4	16.2	11.4	11.7	22.6	22.8	14.7	15.0
Going concern capital ratio / Tier 1 capital ratio	18.9	19.8	16.4	16.8	28.3	28.3	21.8	22.2
Total capital ratio					28.3	28.3	22.1	22.4
Total loss-absorbing capacity ratio			26.8	27.3	48.1	48.2	32.1	32.7
Tier 1 leverage ratio					6.3	7.3	8.3	8.1
Supplementary tier 1 leverage ratio							7.5	7.3
Going concern leverage ratio	11.2	11.4	5.4	5.4
Total loss-absorbing capacity leverage ratio			8.8	8.8	10.8	12.4	12.3	11.9
Gone concern capital coverage ratio	120.6	117.1

Liquidity coverage ratio[4]
High-quality liquid assets (bn)	98.8	101.6	85.3	88.9	20.3	20.6	24.9	26.3
Net cash outflows (bn)	52.4	53.6	60.2	62.4	13.2	13.1	16.3	18.3
Liquidity coverage ratio (%)	189.1[7]	191.2	141.9[8]	142.4	155.0	158.7	152.9	143.5

Net stable funding ratio[4,9]
Total available stable funding (bn)	255.0	254.4	220.8	221.7	13.3	13.9
Total required stable funding (bn)	289.0	280.2	165.2	162.3	8.6	7.9
Net stable funding ratio (%)	88.2[10]	90.8	133.7[10]	136.6	155.4	174.6

Other
Joint and several liability between UBS AG and UBS Switzerland AG (bn)[11]			3	4

1 Comparative information has been aligned with UBS Americas Holding LLC’s final 2022 audited financial statements, which included an increase in provisions related to the US residential mortgage-backed securities litigation matter.    2 The financial information disclosed does not represent financial statements under the respective GAAP / IFRS.    3 The total operating income includes credit loss expense or release.    4 Refer to the 31 March 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 Consists of positions that meet the conditions laid down in Art. 72a–b of the Capital Requirements Regulation (CRR) II with regard to contractual, structural or legal subordination.    6 Consists of eligible long-term debt that meets the conditions specified in 12 CFR 252.162 of the final TLAC rules. Total loss-absorbing capacity is the sum of tier 1 capital (excluding minority interest) and eligible long-term debt.    7 In the first quarter of 2023, the liquidity coverage ratio (the LCR) of UBS AG was 189.1%, remaining above the prudential requirements communicated by FINMA.    8 In the first quarter of 2023, the LCR of UBS Switzerland AG, which is a Swiss SRB, was 141.9%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.    9 For UBS Americas Holding LLC consolidated, the NSFR requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.    10 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.    11 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information about the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

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UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

Following the completion of the annual Dodd–Frank Act Stress Test (DFAST) and the Comprehensive Capital Analysis and Review (CCAR), UBS Americas Holding LLC was assigned a stress capital buffer (an SCB) of 4.8% (previously 7.1%) under the SCB rule as of 1 October 2022, resulting in a total common equity tier 1 capital requirement of 9.3%.

Standalone regulatory information for UBS AG and UBS Switzerland AG, as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC, is provided in the 31 March 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG first quarter 2023 report, which will be available as of 27 April 2023 under “Quarterly reporting” at ubs.com/investors.

UBS AG consolidated key figures
	As of or for the quarter ended
USD m, except where indicated	31.3.23	31.12.22	31.3.22
Results
Total revenues	8,844	8,078	9,494
Credit loss expense / (release)	38	7	18
Operating expenses	7,350	6,282	6,916
Operating profit / (loss) before tax	1,456	1,788	2,559
Net profit / (loss) attributable to shareholders	1,004	1,518	2,004
Profitability and growth
Return on equity (%)	7.0	10.9	13.8
Return on tangible equity (%)	7.8	12.3	15.5
Return on common equity tier 1 capital (%)	9.4	14.3	19.3
Return on leverage ratio denominator, gross (%)	3.5	3.2	3.5
Cost / income ratio (%)	83.1	77.8	72.8
Net profit growth (%)	(49.9)	20.9	17.2
Resources
Total assets	1,056,758	1,105,436	1,139,876
Equity attributable to shareholders	58,386	56,598	57,962
Common equity tier 1 capital[1]	42,801	42,929	41,577
Risk-weighted assets[1]	321,224	317,823	309,374
Common equity tier 1 capital ratio (%)[1]	13.3	13.5	13.4
Going concern capital ratio (%)[1]	17.2	17.2	18.1
Total loss-absorbing capacity ratio (%)[1]	33.5	32.0	33.1
Leverage ratio denominator[1]	1,018,023	1,029,561	1,072,766
Common equity tier 1 leverage ratio (%)[1]	4.20	4.17	3.88
Other
Invested assets (USD bn)[2]	4,160	3,957	4,380
Personnel (full-time equivalents)	48,105	47,628	47,139

1 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    2 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 31 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2022 for more information.

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Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in alphabetical order in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Active Digital Banking clients in Corporate & Institutional Clients (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients, excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Active Digital Banking clients in Personal Banking (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in Personal Banking (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on via the mobile app at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Mobile Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Cost / income ratio (%)	Calculated as operating expenses divided by total revenues.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Fee and trading income for Corporate & Institutional Clients (USD and CHF) – Personal & Corporate Banking	Calculated as the total of recurring net fee and transaction-based income for Corporate & Institutional Clients.	This measure provides information about the amount of fee and trading income for Corporate & Institutional Clients.

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APM label	Calculation	Information content
Fee-generating assets (USD) – Global Wealth Management

Calculated as the sum of discretionary and nondiscretionary wealth management portfolios (mandate volume) and assets where generated revenues are predominantly of a recurring nature, i.e., mainly investment, mutual, hedge and private-market funds where we have a distribution agreement, including client commitments into closed-ended private-market funds from the date that recurring fees are charged. Assets related to our Global Financial Intermediaries business are excluded, as are assets of sanctioned clients.

This measure provides information about the volume of invested assets that create a revenue stream, whether as a result of the nature of the contractual relationship with clients or through the fee structure of the asset. An increase in the level of fee-generating assets results in an increase in the associated revenue stream. Assets of sanctioned clients are excluded from fee-generating assets.

Fee-generating asset margin (bps) – Global Wealth Management

Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period. For the US, fees have been billed on daily balances since the fourth quarter of 2020 and average fee-generating assets are calculated as the average of the monthly average balances. Prior to the fourth quarter of 2020, billing was based on prior quarter-end balances, and the average fee-generating assets were thus the prior quarter-end balance. For balances outside of the US, billing is based on prior month-end balances and average fee-generating assets are thus the average of the prior month-end balances.

This measure provides information about the revenues from fee-generating assets in relation to their average volume during the relevant mandate fee billing period.
Gross margin on invested assets (bps) – Asset Management	Calculated as total revenues (annualized as applicable) divided by average invested assets.	This measure provides information about the total revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – Global Wealth Management, Personal & Corporate Banking	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Invested assets (USD and CHF) – Global Wealth Management, Personal & Corporate Banking, Asset Management

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Investment products for Personal Banking (USD and CHF) – Personal & Corporate Banking	Calculated as the sum of investment funds (including UBS Vitainvest third-pillar pension funds, as well as money market funds), mandates and third-party life insurance operated in Personal Banking.

This measure provides information about the volume of investment funds (including UBS Vitainvest third-pillar pension funds, as well as money market funds), mandates and third-party life insurance operated in Personal Banking.

Net interest margin (bps) – Personal & Corporate Banking	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net new fee-generating assets (USD) – Global Wealth Management

Calculated as the sum of the net amount of fee-generating asset inflows and outflows, including dividend and interest inflows into mandates and outflows from mandate fees paid by clients during a specific period. Excluded from the calculation are the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

This measure provides information about the development of fee-generating assets during a specific period as a result of net flows, excluding movements due to market performance and foreign exchange translation, as well as the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

Net new fee-generating asset growth rate (%) – Global Wealth Management

Calculated as the sum of the net amount of fee-generating asset inflows and outflows recorded during a specific period (annualized as applicable) divided by total fee-generating assets at the beginning of the period.

This measure provides information about the growth of fee-generating assets during a specific period as a result of net new fee-generating asset flows.
Net new investment products for Personal Banking (USD and CHF) – Personal & Corporate Banking	Calculated as the sum of the net amount of inflows and outflows of investment products during a specific period.	This measure provides information about the development of investment products during a specific period as a result of net new investment product flows.

First quarter 2023 report | Appendix                                                                                                                                                                             75

APM label	Calculation	Information content
Net new money (USD) – Global Wealth Management, Asset Management

Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period. Excluded from the calculation are the effects on invested assets of strategic decisions by UBS to exit markets or services. Net new money for Global Wealth Management is disclosed on an annual basis. Net new money is not measured for Personal & Corporate Banking.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees, as well as the effects on invested assets of strategic decisions by UBS to exit markets or services.

Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth since the comparison period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth since the comparison period.
Recurring net fee income (USD and CHF) – Global Wealth Management, Personal & Corporate Banking

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts.

This measure provides information about the amount of recurring net fee income.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized total revenues divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to the leverage ratio denominator.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Tangible book value per share (USD)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Total book value per share (USD)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Transaction-based income (USD and CHF) – Global Wealth Management, Personal & Corporate Banking

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income, together with other net income from financial instruments measured at fair value through profit or loss.

First quarter 2023 report | Appendix                                                                                                                                                                             76

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AG                  Aktiengesellschaft

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CGU                cash-generating unit

CHF                 Swiss franc

CIO                 Chief Investment Office

C&ORC           Compliance & Operational Risk Control

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CUSIP              Committee on Uniform Security Identification Procedures

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DE&I                diversity, equity and inclusion

DFAST             Dodd–Frank act stress test

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ESR                  environmental and social risk

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct Authority

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 pound sterling

GCRG             Group Compliance, Regulatory & Governance

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

ISIN                 International Securities Identification Number

First quarter 2023 report | Appendix                                                                                                                                                                             77

Abbreviations frequently used in our financial reports (continued)

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MRT                Material Risk Taker

N

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

Q

QCCP              Qualifying central counterparty

R

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoCET1           return on CET1 capital

RoU                 right-of-use

rTSR                relative total shareholder return

RWA               risk-weighted assets

S

SA                   standardized approach or société anonyme

SA-CCR          standardized approach for counterparty credit risk

SAR                 Special Administrative Region of the People’s Republic of China

SDG                Sustainable Development Goal

SEC                 US Securities and Exchange Commission

SFT                  securities financing transaction

SI                     sustainable investing or sustainable investment

SIBOR             Singapore Interbank Offered Rate

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SOR                 Singapore Swap Offer Rate

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TIBOR             Tokyo Interbank Offered Rate

TLAC               total loss-absorbing capacity

TTC                 through the cycle

U

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

First quarter 2023 report | Appendix                                                                                                                                                                             78

Information sources

Reporting publications

Annual publications

Annual Report: Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

“Auszug aus dem Geschäftsbericht”: This publication provides a German translation of selected sections of our Annual Report.

Compensation Report: This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German (“Vergütungsbericht”) and represents a component of the Annual Report.

Sustainability Report: Published in English, our Sustainability Report provides disclosures on environmental, social and governance topics related to UBS Group.

Diversity, Equity and Inclusion Report: This report details our DE&I priority areas of focus, our strategic goals and our approach to achieving them at UBS.

Quarterly publications

Quarterly financial report: This report provides an update on our performance and strategy (where applicable) for the respective quarter. It is available in English.

The annual and quarterly publications are available in .pdf and online formats at ubs.com/investors, under “Financial information.” Starting with our Annual Report 2022, we no longer provide printed copies, in any language, of the aforementioned annual publications.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: results-related news releases; financial information, including results-related filings with the US Securities and Exchange Commission (the SEC); information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; our corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Recordings of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS News Alert” at ubs.com/global/en/investor-relations/contact/investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20‑F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the SEC. Principal among these filings is the annual report on Form 20‑F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20‑F is structured as a wraparound document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG Annual Report. However, there is a small amount of additional information in Form 20‑F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

First quarter 2023 report | Appendix                                                                                                                                                                             79

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The Russia–Ukraine war has led to heightened volatility across global markets, exacerbated global inflation, and slowed global growth. In addition, the war has caused significant population displacement, and if the conflict continues or escalates, the scale of disruption will increase and continue to cause shortages of vital commodities, including energy shortages and food insecurity, and may lead to recessions in OECD economies. The coordinated sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the war will widen and intensify, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. In addition, turmoil in the banking industry has increased and, at the urging of Swiss authorities, UBS has announced historic plans to merge with another global systemically important bank in Switzerland. The transaction creates considerable integration risk. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) increased inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity, including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS’s policies and practices; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups and their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities currently existing in the Credit Suisse group (which is expected to become part of UBS), the level of resulting impairments and write-downs, the effect of the consummation of the integration on the operational results, share price and credit rating of UBS – delays, difficulties, or failure in closing the transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2022. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

First quarter 2023 report | Appendix                                                                                                                                                                             80

UBS Group AG
P.O. Box
CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Sergio P. Ermotti______________

Name:  Sergio P. Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Sarah Youngwood_____________

Name:  Sarah Youngwood

Title:    Group Chief Financial Officer

By: _/s/ Christopher Castello  ___________

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/ Sergio P. Ermotti______________

Name:  Sergio P. Ermotti

Title:    President of the Executive Board

By:     /s/ Sarah Youngwood_____________

Name:  Sarah Youngwood

Title:    Chief Financial Officer

By:     /s/ Christopher Castello             _____

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

Date:  April 25, 2023